UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the securities exchange act of 1934


                                15 February 2005

                                Barclays PLC and
                                Barclays Bank PLC
                             (Names of Registrants)

                                54 Lombard Street
                                 London EC3P 3AH
                                     England
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F              X                    Form 40-F
                        -------------                          -------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                       No                X
                        -------------                         -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-85646, 333-12384 AND 333-8054) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. THIS REPORT ON FROM 6-K SHALL BE DEEMED TO BE SUPERCEDED IN ITS ENTIRITY BY, AND UPON THE FILING OF, THE ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 TO BE FILED JOINTLY BY BARCLAYS PLC AND BARCLAYS BANK PLC.



This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises:

The results of Barclays PLC and Barclays Bank PLC for the year ended 31 December 2004.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             BARCLAYS PLC
                             (Registrant)


Date: February 15, 2005      By:
                                ------------------------------------------------
                                Toby Vero
                                Assistant Secretary



                             BARCLAYS BANK PLC
                             (Registrant)


Date: February 15, 2005      By:
                                ------------------------------------------------
                                Toby Vero
                                Assistant Secretary







This document includes portions from the previously published results announcement of Barclays PLC for the year ended 31 December 2004, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission. In addition, this document includes data relating to Barclays Bank PLC, the wholly owned subsidiary of Barclays PLC. The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K Item 10
(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-UK GAAP figures to the most directly equivalent UK GAAP figures, as of, and for the period ended, 31 December 2004, and does not update or otherwise supplement the information contained in the results announcement, which speaks only as of its date.

In this document certain non-GAAP measures are reported. Barclays management believes that these non-GAAP measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of its businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management.

An audit opinion has not been rendered on this announcement.








The information in this document does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), will be delivered to the Registrar of Companies in accordance with Section 242 of the Act. The 2004 Annual Review and Summary Financial Statement will be posted to shareholders together with the Group's full Annual Report for those shareholders who request it.

This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

Comparative figures have been restated for the changes in accounting policy and presentation detailed on page 46.

In this document the profit and loss analysis compares, unless stated otherwise, the full-year to 31st December 2004 to the corresponding period of 2003. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2003. Average balance sheet comparisons relate the full-year to 31st December 2004 to the corresponding period of 2003.





                                                              10th February 2005
                                  BARCLAYS PLC

                     RESULTS FOR YEAR TO 31ST DECEMBER 2004

-------------------------------------------------------------------------------------------------------------------
Group Results                                                      2004              2003         % Change
                                                                   GBPm              GBPm
Operating income                                                 13,945            12,411               12

Operating expenses                                               (8,350)           (7,253)              15

Provisions for bad and doubtful debts                            (1,091)           (1,347)             (19)

Profit before tax                                                 4,603             3,845               20

Profit after tax                                                  3,314             2,769               20



Earnings per share                                                51.2p             42.3p               21

Dividend per share                                                24.0p             20.5p               17


Post-tax return on average shareholders' funds                    19.2%             17.0%

-------------------------------------------------------------------------------------------------------------------


                                     - 1 -



                                  BARCLAYS PLC

                             BARCLAYS PLC - SUMMARY

*       Group performance was very strong:

        -       profit before tax up 20% to GBP4,603m
        -       earnings per share up 21% at 51.2p
        -       dividend per share up 17% to 24.0p
        -       return on equity of 19.2%

* Barclays ranked top within its total shareholder return (TSR) global peer group1. TSR of 23% was almost double the average for the peer group and FTSE 100 Index. Economic profit2 rose 32% to GBP1,885m, reflecting the growth in earnings and tight capital management.

* All business divisions made good progress and delivered higher profits with a very strong result from the global product businesses.

* Income grew 12% and was well diversified by business, income type and geography. Non interest income rose 22% and was over half of total income. Net revenue (income less provisions) was up 16%.

* Costs were 15% higher, with significant investment directed at future growth.

* A sharp fall in potential credit risk loans was a key driver in the reduction of provisions by 19% to GBP1,091m.

* UK Banking showed good growth with profit before tax excluding goodwill up 9%. UK Banking profit before tax including goodwill was up 9%. Good momentum in Business Banking led to a record performance whilst Retail Banking performance was broadly flat.

* Private Clients and International profit before tax excluding goodwill improved sharply, up 57%, reflecting the benefit of a diversified and growing portfolio. Private Clients and International profit before tax including goodwill rose 60%. The integrations of Banco Zaragozano and Gerrard are ahead of schedule.

* Barclaycard achieved growth in profit before tax excluding goodwill of 5%, with higher volumes more than offsetting margin pressure and the impact of considerable investment in both the UK and the international card businesses. Barclaycard profit before tax including goodwill rose 5%.

* Barclays Capital had another record year with profit before tax up 25%. The increasingly diverse business portfolio, both by product and geography, positions it strongly for future growth.

* Barclays Global Investors delivered outstanding results with profit before tax excluding goodwill up 82%, to GBP347m, benefiting from US$118bn of net new assets, good investment performance and better market conditions. Barclays Global Investors profit before tax including goodwill rose 85%.

* The Group's capital position remained healthy with a Tier 1 ratio of 7.6%. In respect of 2004, over GBP2.2bn will have been returned to shareholders through dividends and share buybacks.


1 Peer group for 2004: ABN Amro, BBVA, BNP Paribas, Citigroup, Deutsche Bank,
  HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS.

2 A reconciliation of economic profit to profit after tax and minority interests is included on page 44.


                                     - 2 -


                                  BARCLAYS PLC

                              FINANCIAL HIGHLIGHTS

                                                                                  2004             2003
RESULTS                                                                           GBPm             GBPm
Net interest income                                                              6,842            6,604
Non-interest income                                                              7,103            5,807
Operating income                                                                13,945           12,411
Operating expenses                                                              (8,350)          (7,253)
Provisions for bad and doubtful debts                                           (1,091)          (1,347)
Provisions for contingent liabilities and commitments                               (2)               1
Operating profit                                                                 4,502            3,812
Profit from joint ventures and associated undertakings                              56               29
Exceptional items                                                                   45                4
Profit before tax                                                                4,603            3,845
Profit after tax                                                                 3,314            2,769
Profit attributable to shareholders                                              3,268            2,744
Economic profit1                                                                 1,885            1,430

BALANCE SHEET
Shareholders' funds                                                             17,417           16,374
Minority interests: non-equity and equity                                          901              283
Loan capital                                                                    12,277           12,339
Total capital resources                                                         30,595           28,996
Total assets                                                                   522,089          443,262
Weighted risk assets                                                           218,601          188,997

PER ORDINARY SHARE                                                                   p                p
Earnings                                                                          51.2             42.3
Dividend                                                                          24.0             20.5
Net asset value                                                                    270              250

PERFORMANCE RATIOS                                                                   %                %
Post-tax return on average shareholders' funds                                    19.2             17.0

CAPITAL RATIOS                                                                       %                %
Tier 1 ratio                                                                       7.6              7.9
Risk asset ratio                                                                  11.5             12.8

GROUP NET INTEREST MARGIN                                                            %                %
Group                                                                             2.59             2.61
Domestic                                                                          3.48             3.64
International                                                                     0.81             0.77

ECONOMIC DATA
Period end - US$/GBP                                                              1.92             1.78
Average - US$/GBP                                                                 1.83             1.64
Period end - EUR/GBP                                                              1.41             1.41
Average - EUR/GBP                                                                 1.47             1.45
FTSE 100 Index period end                                                        4,814            4,477
FTSE 100 Index average                                                           4,522            4,051


1 A reconciliation of economic profit to profit after tax and minority interests is included on page 44.

                                     - 3 -



                                  BARCLAYS PLC

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                  2004             2003
                                                                                  GBPm             GBPm
Interest receivable                                                             13,665           12,427
Interest payable                                                                (6,823)          (5,823)
                                                                         ----------------------------------
Net interest income                                                              6,842            6,604
                                                                         ----------------------------------
Net fees and commissions receivable                                              4,966            4,263
Dealing profits                                                                  1,493            1,054
Other operating income                                                             644              490
                                                                         ----------------------------------
Total non-interest income                                                        7,103            5,807
                                                                         ----------------------------------
Operating income                                                                13,945           12,411
                                                                         ----------------------------------
Administration expenses - staff costs                                           (4,998)          (4,295)
Administration expenses - other                                                 (2,758)          (2,404)
Depreciation                                                                      (295)            (289)
Goodwill amortisation                                                             (299)            (265)
                                                                         ----------------------------------
Operating expenses                                                              (8,350)          (7,253)
                                                                         ----------------------------------
Operating profit before provisions                                               5,595            5,158
Provisions for bad and doubtful debts                                           (1,091)          (1,347)
Provisions for contingent liabilities and commitments                               (2)               1
                                                                         ----------------------------------
Operating profit                                                                 4,502            3,812
Profit from joint ventures and associated undertakings                              56               29
Exceptional items                                                                   45                4
                                                                         ----------------------------------
Profit on ordinary activities before tax                                         4,603            3,845
Tax on profit on ordinary activities                                            (1,289)          (1,076)
                                                                         ----------------------------------
Profit on ordinary activities after tax                                          3,314            2,769
Minority interests (including non-equity interests)                                (46)             (25)
                                                                         ----------------------------------
Profit for the financial year attributable
to the members of Barclays PLC                                                   3,268            2,744
Dividends                                                                       (1,538)          (1,340)
                                                                         ----------------------------------
Profit retained for the financial year                                           1,730            1,404
                                                                         ----------------------------------

Earnings per ordinary share                                                      51.2p            42.3p
Fully diluted earnings per share                                                 51.0p            42.1p

Post tax return on average shareholders' funds                                   19.2%            17.0%

Dividend per ordinary share                                                      24.0p            20.5p

1 A reconciliation of economic profit to profit after tax and minority interests is included on page 44.

                                     - 4 -




                                  BARCLAYS PLC

                           CONSOLIDATED BALANCE SHEET

                                                                                  2004             2003
Assets:                                                                           GBPm             GBPm
Cash and balances at central banks                                               1,753            1,726
Items in course of collection from other banks                                   1,772            2,006
Treasury bills and other eligible bills                                          6,658            7,177
                                                                         ----------------------------------
Loans and advances to banks           - banking                                 24,986           17,254
                                      - trading                                 50,145           44,670
                                                                         ----------------------------------
                                                                                75,131           61,924
                                                                         ----------------------------------
Loans and advances to customers       - banking                                189,847          167,858
                                      - trading                                 65,099           58,961
                                                                         ----------------------------------
                                                                               254,946          226,819
Debt securities                                                                127,428           97,393
Equity shares                                                                   12,166            7,859
Interests in joint ventures and associated undertakings                            409              428
Intangible fixed assets - goodwill                                               4,295            4,406
Tangible fixed assets                                                            1,921            1,790
Other assets                                                                    27,232           23,657
                                                                         ----------------------------------
                                                                               513,711          435,185
Retail life-fund assets attributable to policyholders                            8,378            8,077
                                                                         ----------------------------------
Total assets                                                                   522,089          443,262
                                                                         ----------------------------------

Liabilities:
                                                                         ----------------------------------
Deposits by banks                     - banking                                 74,211           57,641
                                      - trading                                 36,813           36,451
                                                                         ----------------------------------
                                                                               111,024           94,092
                                                                         ----------------------------------
Customer accounts                     - banking                                171,963          155,814
                                      - trading                                 45,755           29,054
                                                                         ----------------------------------
                                                                               217,718          184,868
Debt securities in issue                                                        67,806           49,569
Items in course of collection due to other banks                                 1,205            1,286
Other liabilities                                                               85,363           76,374
Undated loan capital - non-convertible                                           6,149            6,310
Dated loan capital - convertible to preference shares                               15               17
Dated loan capital - non-convertible                                             6,113            6,012
                                                                         ----------------------------------
                                                                               495,393          418,528
                                                                         ----------------------------------

Minority interests and shareholders' funds:
Minority interests (including non-equity interests)                                901              283
                                                                         ----------------------------------
Called up share capital                                                          1,614            1,642
Reserves                                                                        15,803           14,732
                                                                         ----------------------------------
Shareholders' funds: equity                                                     17,417           16,374
                                                                         ----------------------------------
                                                                                18,318           16,657
                                                                         ----------------------------------
                                                                               513,711          435,185
Retail life-fund liabilities attributable to policyholders                       8,378            8,077
                                                                         ----------------------------------
Total liabilities and shareholders' funds                                      522,089          443,262
                                                                         ----------------------------------


                                  BARCLAYS PLC

   RECONCILIATION OF OPERATING EXPENSES, OPERATING PROFIT, PROFIT BEFORE TAX,
                                AND TOTAL ASSETS

In the detailed business analyses shown on pages 13 to 30, results are also presented excluding goodwill amortisation. Barclays management believes that these non-GAAP measures provide valuable information to readers of its financial statements because they enable the reader to focus more directly on the underlying day-to-day performance of Barclays businesses and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. The tables below reconcile operating expenses excluding goodwill, operating profit excluding goodwill, profit before tax excluding goodwill and total assets excluding goodwill, which are non-GAAP numbers used in the presentation of the results of the businesses, to the relevant UK GAAP numbers.


OPERATING EXPENSES BY BUSINESS
                                                              2004                                         2003
                                          ------------------------------------------------------------------------------------------
                                              Excluding       Goodwill      Operating      Excluding       Goodwill      Operating
                                               goodwill                      expenses       goodwill                      expenses
                                                   GBPm           GBPm           GBPm           GBPm           GBPm           GBPm
UK Banking                                       (3,019)          (176)        (3,195)        (2,903)          (172)        (3,075)
                                          ------------------------------------------------------------------------------------------
  UK Retail Banking                              (2,270)          (158)        (2,428)        (2,188)          (158)        (2,346)
  UK Business Banking                              (749)           (18)          (767)          (715)           (14)          (729)
                                          ------------------------------------------------------------------------------------------
Private Clients and International                (1,304)           (64)        (1,368)        (1,096)           (42)        (1,138)
                                          ------------------------------------------------------------------------------------------
  Private Clients - ongoing business               (696)           (40)          (736)          (585)           (30)          (615)
                  - closed life                       -              -              -              -              -              -
  International                                    (608)           (24)          (632)          (511)           (12)          (523)
                                          ------------------------------------------------------------------------------------------
Barclaycard                                        (806)           (41)          (847)          (761)           (38)          (799)
Barclays Capital                                 (2,237)             -         (2,237)        (1,638)             -         (1,638)
Barclays Global Investors                          (545)           (18)          (563)          (480)           (13)          (493)
Head office functions and other operations         (140)             -           (140)          (110)             -           (110)
Goodwill                                           (299)           299              -           (265)           265              -
                                          ------------------------------------------------------------------------------------------
Operating expenses                               (8,350)             -         (8,350)        (7,253)             -         (7,253)
                                          ------------------------------------------------------------------------------------------


                                  BARCLAYS PLC

   RECONCILIATION OF OPERATING EXPENSES, OPERATING PROFIT, PROFIT BEFORE TAX,
                                AND TOTAL ASSETS


OPERATING PROFIT BY BUSINESS
                                                              2004                                         2003
                                          ------------------------------------------------------------------------------------------
                                              Excluding       Goodwill      Operating      Excluding       Goodwill      Operating
                                               goodwill                        profit       goodwill                        profit
                                                   GBPm           GBPm           GBPm           GBPm           GBPm           GBPm
UK Banking                                        2,428           (176)         2,252          2,276           (172)         2,104
                                          ------------------------------------------------------------------------------------------
  UK Retail Banking                               1,085           (158)           927          1,144           (158)           986
  UK Business Banking                             1,343            (18)         1,325          1,132            (14)         1,118
                                          ------------------------------------------------------------------------------------------
Private Clients and International                   395            (64)           331            256            (42)           214
                                          ------------------------------------------------------------------------------------------
  Private Clients - ongoing business                144            (40)           104             98            (30)            68
                  - closed life                      (4)             -             (4)           (80)             -            (80)
  International                                     255            (24)           231            238            (12)           226
                                          ------------------------------------------------------------------------------------------
Barclaycard                                         797            (41)           756            759            (38)           721
Barclays Capital                                  1,042              -          1,042            835              -            835
Barclays Global Investors                           348            (18)           330            192            (13)           179
Head office functions and other operations         (209)             -           (209)          (241)             -           (241)
Goodwill                                           (299)           299              -           (265)           265              -
                                          ------------------------------------------------------------------------------------------
Operating profit                                  4,502              -          4,502          3,812              -          3,812
                                          ------------------------------------------------------------------------------------------


PROFIT BEFORE TAX BY BUSINESS
                                                            2004                                          2003
                                        --------------------------------------------------------------------------------------------
                                            Excluding        Goodwill         Profit      Excluding        Goodwill         Profit
                                             goodwill                         before       goodwill                         before
                                                                                 tax                                           tax
                                                 GBPm            GBPm           GBPm           GBPm            GBPm           GBPm
UK Banking                                      2,474            (176)         2,298          2,275            (172)         2,103
                                        --------------- -------------- ------------------------------ -------------- ---------------
  UK Retail Banking                             1,127            (158)           969          1,141            (158)           983
  UK Business Banking                           1,347             (18)         1,329          1,134             (14)         1,120
                                        --------------- -------------- ------------------------------ -------------- ---------------
Private Clients and International                 451             (71)           380            287             (49)           238
                                        --------------- -------------- ------------------------------ -------------- ---------------
 Private Clients - ongoing business               144             (40)           104            103             (30)            73
                 - closed life                     (4)              -             (4)           (80)              -            (80)
  International                                   311             (31)           280            264             (19)           245
                                        --------------- -------------- ------------------------------ -------------- ---------------
Barclaycard                                       801             (41)           760            761             (38)           723
Barclays Capital                                1,042               -          1,042            836               -            836
Barclays Global Investors                         347             (18)           329            191             (13)           178
Head office functions and other
operations                                       (206)              -           (206)          (233)              -           (233)
Goodwill amortisation                            (299)            299              -           (265)            265              -
Goodwill relating to associated
undertakings                                       (7)              7              -             (7)              7              -
                                        --------------- -------------- ------------------------------ -------------- ---------------
Profit before tax                               4,603               -          4,603          3,845               -          3,845
                                        --------------- -------------- ------------------------------ -------------- ---------------


                                  BARCLAYS PLC

   RECONCILIATION OF OPERATING EXPENSES, OPERATING PROFIT, PROFIT BEFORE TAX,
                                AND TOTAL ASSETS


TOTAL ASSETS BY BUSINESS
                                                              2004                                         2003
                                          ------------------------------------------------------------------------------------------
                                              Excluding       Goodwill          Total      Excluding       Goodwill          Total
                                               goodwill                        assets       goodwill                        assets
                                                   GBPm           GBPm           GBPm           GBPm           GBPm           GBPm
UK Banking                                      119,806          2,619        122,425        110,995          2,793        113,788
                                          -------------------------------------------------------------------------- ---------------
  UK Retail Banking                              69,028          2,586         71,614         67,001          2,744         69,745
  UK Business Banking                            50,778             33         50,811         43,994             49         44,043
                                          -------------------------------------------------------------------------- ---------------
Private Clients and International                30,606          1,097         31,703         26,492          1,155         27,647
                                          -------------------------------------------------------------------------- ---------------
  Private Clients - ongoing business              4,988            665          5,653          3,867            697          4,564
                  - closed life                     653              -            653            528              -            528
  International                                  24,965            432         25,397         22,097            458         22,555
                                          -------------------------------------------------------------------------- ---------------
Barclaycard                                      23,019            400         23,419         20,348            291         20,639
Barclays Capital                                332,606              -        332,606        268,702              -        268,702
Barclays Global Investors                           796            174            970            533            162            695
Head office functions and other operations        2,583              5          2,588          3,709              5          3,714
Goodwill                                          4,295         (4,295)             -          4,406         (4,406)             -
Retail life-fund assets                           8,378              -          8,378          8,077              -          8,077
                                          -------------------------------------------------------------------------- ---------------
Total assets                                    522,089              -        522,089        443,262              -        443,262
                                          -------------------------------------------------------------------------- ---------------

                                  BARCLAYS PLC

                                FINANCIAL REVIEW

Results by business

The following section analyses the Group's performance by business.

Barclays business divisions during 2004 were:

*       UK Banking, comprising
        -       UK Retail Banking
        -       UK Business Banking

*       Private Clients and International, comprising
        -       Private Clients
        -       International

*       Barclaycard

*       Barclays Capital

*       Barclays Global Investors

The analysis of results by business division excludes goodwill amortisation. The reconciliation of operating expenses excluding goodwill to operating expenses is on page 6, the reconciliation of operating profit excluding goodwill to operating profit is on page 7, the reconciliation of profit on ordinary activities before tax excluding goodwill to profit before tax is on page 7 and the reconciliation of total assets excluding goodwill to total assets is on page 8.

UK Banking

UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising: the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

UK Retail Banking

UK Retail Banking comprises Personal Customers, Mortgages, Small Business and UK Premier. The bringing together of these businesses enables the building of broader and deeper relationships with both existing and new customers. Personal Customers and Mortgages provide a wide range of products and services to over 14 million retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to 566,000 small businesses. UK Premier provides banking, investment products and advice to some 273,000 affluent customers.

UK Business Banking

UK Business Banking provides relationship banking to the Group's larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital.

                                  BARCLAYS PLC

Private Clients and International

Private Clients and International manages Barclays wealth management operations and the Group's international retail and commercial banking activities. It is managed as two distinct businesses.

Private Clients

Private Clients serves affluent, high net worth and corporate clients, primarily in the UK and continental Europe, providing private banking, offshore banking, stockbroking and asset management services, as well as financial planning services to a broader customer base. Private Clients comprises two businesses:
International and Private Banking; and Wealth Solutions (which includes Barclays Financial Planning, Barclays Stockbrokers and the Gerrard business, which was acquired in 2003). Through Wealth Solutions, Private Clients delivers investment products to UK Retail Banking. Private Clients also includes the closed life assurance activities.

International

International provides a range of banking services, including current accounts, savings, investments, mortgages and consumer loans to personal and corporate customers across Spain, Portugal, France, Italy, Africa and the Middle East.
International also includes the results of the FirstCaribbean business, accounted for as an associated undertaking.

Barclaycard

Barclaycard is a multi-brand credit card and consumer lending business with an increasing international presence and is one of the leading credit card businesses in Europe.

In the UK, Barclaycard manages the Barclaycard branded credit cards, Barclays branded consumer loans, mostly Barclayloan, and also comprises FirstPlus, Clydesdale Financial Services and Monument credit cards.

Outside the UK, Barclaycard International is in the United States, Germany, Spain, Greece, Italy, Portugal, Republic of Ireland and across Africa. The acquisition of the US credit card issuer, Juniper Financial Corporation, was completed on 1st December 2004. Juniper provides a platform for the expansion of Barclaycard's international business into the US credit card market and specialises in partnership card issuance programmes.

Barclaycard Business processes card payments for retailers and merchants and issues cards to corporate customers.

Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International, to leverage their distribution capability.

                                  BARCLAYS PLC

Barclays Capital

Barclays  Capital  is a leading  global  investment  bank which  provides  large
corporate,   institutional  and  government  clients  with  solutions  to  their financing and risk management needs.

The Barclays Capital business model focuses on a broad span of financing and risk management services. It services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate and commodity risks, through to providing technical advice and expertise. Activities are primarily divided between two areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; and Credit, which includes origination, sales, trading and research relating to loans, debt capital markets, structured capital markets, commercial mortgage backed securities, private equity and large asset leasing.

Barclays Global Investors

Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

BGI offers structured investment strategies such as indexing, global asset allocation and risk controlled active products, including hedge funds. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global product leader in Exchange Traded Funds (iShares), with over 100 funds for institutions and individuals trading in ten global markets. BGI's investment philosophy is founded on managing all dimensions of performance with a consistent focus on controlling risk, return and cost.

                                  BARCLAYS PLC

                            Intentionally left blank

                                  BARCLAYS PLC

UK Banking
                                                                                  2004             2003
                                                                                  GBPm             GBPm
Net interest income                                                              3,466            3,301
Net fees and commissions                                                         1,930            1,807
Other operating income                                                             250              397
                                                                         ----------------------------------
Operating income                                                                 5,646            5,505
Operating expenses excluding goodwill                                           (3,019)          (2,903)
                                                                         ----------------------------------
Operating profit before provisions excluding goodwill                            2,627            2,602
Provisions for bad and doubtful debts                                             (199)            (326)
                                                                         ----------------------------------
Operating profit excluding goodwill                                              2,428            2,276
Profit from associated undertakings                                                  4               10
Exceptional items                                                                   42              (11)
                                                                         ----------------------------------
Profit on ordinary activities before tax excluding goodwill1                     2,474            2,275
                                                                         ----------------------------------


Total assets excluding goodwill1                                            GBP119.8bn       GBP111.0bn
Weighted risk assets                                                         GBP91.9bn        GBP84.5bn

Risk Tendency                                                                  GBP375m          GBP385m


UK Banking managed its portfolio of businesses to deliver good profit growth in a year of extensive business re-organisation. UK Banking profit before tax excluding goodwill increased 9% (GBP199m) to GBP2,474m (2003: GBP2,275m) as a result of a very strong performance from UK Business Banking and a broadly flat contribution from UK Retail Banking. Profit before tax including goodwill increased 9% (GBP195m) to GBP2,298m (2003: GBP2,103m).

UK Banking held a seminar in October 2004 at which it outlined how the formation of UK Banking would seek to deliver integrated banking solutions to customers, an enhanced customer service experience and significant opportunities for revenue growth and productivity improvements.

1 The reconciliation of certain figures excluding goodwill shown in this table to the comparable figures including goodwill appears on pages 6-8.

                                  BARCLAYS PLC


UK Retail Banking
                                                                                    2004             2003
                                                                                    GBPm             GBPm
Net interest income                                                                2,059            2,000
Net fees and commissions                                                           1,117            1,074
Other operating income                                                               239              365
                                                                           ---------------- ----------------
Operating income                                                                   3,415            3,439
Operating expenses excluding goodwill                                             (2,270)          (2,188)
                                                                           ---------------- ----------------
Operating profit before provisions excluding goodwill                              1,145            1,251
Provisions for bad and doubtful debts                                                (60)            (107)
                                                                           ---------------- ----------------
Operating profit excluding goodwill                                                1,085            1,144
Profit from associated undertakings                                                    -                7
Exceptional items                                                                     42              (10)
                                                                           ---------------- ----------------
Profit on ordinary activities before tax excluding goodwill1                       1,127            1,141
                                                                           ---------------- ----------------


Loans and advances to customers - banking (period end)                         GBP65.6bn        GBP63.2bn
Customer deposits - banking (period end)                                       GBP72.4bn        GBP69.5bn
Total assets excluding goodwill1                                               GBP69.0bn        GBP67.0bn
Weighted risk assets                                                           GBP37.1bn        GBP35.8bn

Risk Tendency                                                                    GBP150m          GBP150m


1 The reconciliation of certain figures excluding goodwill shown in this table to the comparable figures including goodwill appears on pages 6-8.

                                  BARCLAYS PLC

UK Retail Banking profit before tax excluding goodwill decreased 1% (GBP14m) to GBP1,127m (2003: GBP1,141m). Profit before tax including goodwill decreased 1% (GBP14m) to GBP969m (2003: GBP983m).

Operating income was broadly flat at GBP3,415m (2003: GBP3,439m). There were strong performances in current accounts and UK Premier. The performance in the mortgage business was impacted by margin pressure. Net revenue (operating income less provisions) was also broadly flat at GBP3,355m (2003: GBP3,332m).

Net interest income increased 3% (GBP59m) to GBP2,059m (2003: GBP2,000m). Growth was driven by higher customer deposit balances particularly in Personal Customer current accounts and UK Premier deposits, together with an increase in the retail savings margin. This growth was partially offset by a reduced contribution from the mortgage business. The favourable impact of higher average UK mortgage balances was more than offset by margin pressure, due to a fall in the proportion of the mortgage portfolio on the standard variable rate, the impact of successive base rate increases and a reduction in early redemption income.

UK  residential   mortgage   balances  ended  the  period  at  GBP61.7bn  (2003:
GBP59.8bn). Gross advances were GBP17.5bn (2003: GBP18.3bn) and net lending was GBP1.9bn (2003: GBP2.0bn). The loan to value ratio within the mortgage book on a current valuation basis averaged 35% (2003: 40%).

Average overdraft balances within Personal Customers increased by 9%. Average customer deposit balances increased 5% to GBP68.5bn (2003: GBP65.0bn). Personal Customer average current account balances increased 10%. There was strong growth in UK Premier with average deposits up 15%, and in Small Business where average deposit balances were 7% higher. Retail average savings balances increased by 1% in a highly competitive market.

Net fees and commissions increased 4% (GBP43m) to GBP1,117m (2003: GBP1,074m), driven by strong growth in value added fee-based current account income.

Other operating income decreased 35% (GBP126m) to GBP239m (2003: GBP365m). The majority of the decrease was attributable to a reduction of GBP89m in income from the revision of estimated amounts expected to be repaid on banking liabilities. There was also lower net premium income on insurance underwriting due to a provision relating to the early termination of contracts.

Operating  expenses  excluding  goodwill  rose 4% (GBP82m) to  GBP2,270m  (2003:
GBP2,188m). Operating expenses including goodwill rose 3% (GBP82m) to GBP2,428m (2003: GBP2,346m). Almost half of the cost increase (GBP40m) was attributable to preparations for a new regulatory environment, particularly in the mortgage and general insurance businesses. There was significant investment in the business infrastructure and restructuring costs were incurred in re-organising the business. This included adding 1,000 customer facing staff, an upgrade in branch management capability and investment in new technology.

Provisions decreased 44% (GBP47m) to GBP60m (2003: GBP107m). The quality of the loan portfolio improved and mortgage balances in arrears remained at a low level. The reduction in the provisions charge included a release of GBP40m associated with the UK mortgage business following a review of the portfolio and the current loss experience.

The exceptional item of GBP42m was predominantly in respect of the profit on the sale of a shareholding in Edotech, a former Barclays in-house statement printing operation.

                                  BARCLAYS PLC


UK Business Banking
                                                                                    2004             2003
                                                                                    GBPm             GBPm
Net interest income                                                                1,407            1,301
Net fees and commissions                                                             813              733
Other operating income                                                                11               32
                                                                           ---------------- ----------------
Operating income                                                                   2,231            2,066
Operating expenses excluding goodwill                                               (749)            (715)
                                                                           ---------------- ----------------
Operating profit before provisions excluding goodwill                              1,482            1,351
Provisions for bad and doubtful debts                                               (139)            (219)
                                                                           ---------------- ----------------
Operating profit excluding goodwill                                                1,343            1,132
Profit from associated undertakings                                                    4                3
Exceptional items                                                                      -               (1)
                                                                           ---------------- ----------------
Profit on ordinary activities before tax excluding goodwill1                       1,347            1,134
                                                                           ---------------- ----------------


Loans and advances to customers - banking (period end)                         GBP48.6bn        GBP41.4bn
Customer deposits - banking (period end)                                       GBP42.4bn        GBP38.5bn
Total assets excluding goodwill1                                               GBP50.8bn        GBP44.0bn
Weighted risk assets                                                           GBP54.8bn        GBP48.6bn

Risk Tendency                                                                    GBP225m          GBP235m


1 The reconciliation of certain figures excluding goodwill shown in this table to the comparable figures including goodwill appears on pages 6-8.

                                  BARCLAYS PLC

UK Business Banking profit before tax excluding goodwill increased 19% (GBP213m) to GBP1,347m (2003: GBP1,134m), as a result of good income growth, a continued focus on cost management and a significantly reduced provision charge. Profit before tax including goodwill increased 19% (GBP209m) to GBP1,329m (2003:
GBP1,120m). Both Larger Business and Medium Business performed well. Market shares of primary banking relationships for Larger Business and Medium Business were maintained.

Operating income increased 8% (GBP165m) to GBP2,231m (2003: GBP2,066m). Net revenue (operating income less provisions) increased 13% (GBP245m) to GBP2,092m (2003: GBP1,847m).

Net interest income increased 8% (GBP106m) to GBP1,407m (2003: GBP1,301m), as a result of strong balance sheet growth. Average lending balances increased 11% to GBP44.6bn (2003: GBP40.2bn); the quality of the new lending was good and the overall credit profile of the portfolio was maintained. Average deposit balances increased 9% to GBP41.5bn (2003: GBP37.9bn). There was an improvement in the lending margin and a modest decline in the deposit margin. There was a lower contribution from the structural hedge.

Net fees and commissions increased 11% (GBP80m) to GBP813m (2003: GBP733m), driven by significantly higher lending related fees.

Operating  expenses  excluding  goodwill increased 5% (GBP34m) to GBP749m (2003:
GBP715m), reflecting higher business volumes and increased expenditure on front line staff and marketing. The cost of regulatory compliance programmes also increased. Operating expenses including goodwill increased 5% (GBP38m) to GBP765m (2003: GBP767m).

Provisions decreased 37% (GBP80m) to GBP139m (2003: GBP219m). The provisions performance was driven by the impact of significantly lower potential problem loans and non-performing loans and the benefit of a single recovery of GBP57m.

                                  BARCLAYS PLC

                            Intentionally left blank

                                  BARCLAYS PLC


Private Clients and International
                                                                                             2004             2003
                                                                                             GBPm             GBPm
Net interest income                                                                           836              749
Net fees and commissions                                                                      850              683
Other operating income                                                                         47               36
                                                                                    ---------------- ----------------
Operating income                                                                            1,733            1,468
Operating expenses excluding goodwill                                                      (1,304)          (1,096)
                                                                                    ---------------- ----------------
Operating profit before provisions excluding goodwill                                         429              372
Provisions for bad and doubtful debts                                                         (30)             (36)
                                                                                    ---------------- ----------------
Operating profit excluding goodwill - ongoing business                                        399              336
Profit from associated undertakings                                                            56               24
Exceptional items                                                                               -                7
                                                                                    ---------------- ----------------
Profit on ordinary activities before tax excluding goodwill
 - ongoing business                                                                           455              367
Contribution from closed life assurance activities                                             (4)             (80)
                                                                                    ---------------- ----------------
Profit on ordinary activities before tax excluding goodwill1                                  451              287
                                                                                    ---------------- ----------------


Total assets excluding goodwill1                                                        GBP30.6bn        GBP26.5bn
Weighted risk assets                                                                    GBP23.3bn        GBP18.2bn

Risk Tendency                                                                              GBP70m           GBP75m



Private Clients and International profit before tax excluding goodwill increased 57% (GBP164m) to GBP451m (2003: GBP287m). Profit before tax including goodwill increased 60% (GBP142m) to GBP380m (2003: GBP238m).

The improved performance reflected good momentum in the businesses with strong income growth in both the Private Clients and International businesses. This was supported by improved market conditions together with the benefits from the acquisitions made in 2003 and the return on the prior investments in improving the client experience.

There was a significantly improved performance from the closed life assurance activities.

1 The reconciliation of certain figures excluding goodwill shown in this table to the comparable figures including goodwill appears on pages 6-8.

                                  BARCLAYS PLC


Private Clients
                                                                                              2004             2003
                                                                                              GBPm             GBPm
Net interest income                                                                            302              288
Net fees and commissions                                                                       529              394
Other operating income                                                                           8                4
                                                                                     ----------------------------------
Operating income                                                                               839              686
Operating expenses excluding goodwill                                                         (696)            (585)
                                                                                     ----------------------------------
Operating profit before provisions excluding goodwill                                          143              101
Provisions for bad and doubtful debts                                                            1               (3)
                                                                                     ----------------------------------
Operating profit excluding goodwill - ongoing business                                         144               98
Exceptional items                                                                                -                5
                                                                                     ----------------------------------
Profit on ordinary activities before tax excluding goodwill                                    144              103
 - ongoing business
Contribution from closed life assurance activities                                              (4)             (80)
                                                                                     ----------------------------------
Profit on ordinary activities before tax excluding goodwill1                                   140               23
                                                                                     ----------------------------------


Loans and advances to customers - banking (period end)                                    GBP4.1bn         GBP3.1bn
Customer deposits - banking (period end)                                                 GBP21.3bn        GBP20.2bn
Total assets excluding goodwill1                                                          GBP5.6bn         GBP4.4bn
Weighted risk assets                                                                      GBP4.0bn         GBP3.2bn

Risk Tendency                                                                                GBP5m            GBP5m



1 The reconciliation of certain figures excluding goodwill shown in this table to the comparable figures including goodwill appears on pages 6-8.

                                  BARCLAYS PLC

The comparison with the prior period is impacted by the acquisitions of the Gerrard business in mid December 2003 and the retail stockbroking business of Charles Schwab Europe at the end of January 2003.

Private Clients profit before tax excluding goodwill for the ongoing business increased 40% (GBP41m) to GBP144m (2003: GBP103m). Profit before tax including goodwill for the ongoing business increased 42% (GBP31m) to GBP104m (2003:
GBP73m). There was a significantly improved performance from the closed life assurance activities.

Operating income increased 22% (GBP153m) to GBP839m (2003: GBP686m).

Net interest income increased 5% (GBP14m) to GBP302m (2003: GBP288m). Total average loans increased 31% to GBP3.8bn (2003: GBP2.9bn). Total average customer deposits increased 4% to GBP21.4bn (2003: GBP20.6bn). Good income growth from offshore corporate deposits and loans in International and Private Banking reflected the benefit of investment in relationship managers and internet based offerings, partially offset by adverse exchange rate movements. Deposit margins improved slightly and were partially offset by lower lending margins.

Net fees and commissions increased 34% (GBP135m) to GBP529m (2003: GBP394m). Excluding the contribution from Gerrard, net fees and commissions increased 8%. Business volumes improved as higher average equity market levels contributed to increased sales of investment products and higher fund management fees. The average level of the FTSE 100 Index was 12% higher at 4,522 (2003: 4,051). Stockbroking fee income increased 6% reflecting the benefits of the integration of Charles Schwab Europe as well as improved market conditions. Although headline average daily deal volumes in UK retail stockbroking decreased to 7,800 (2003: 8,200), a more favourable product mix, including an increase in higher margin deals, more than compensated for the lower volume. Fee income in Private Banking increased 13%, reflecting the impact of additional private bankers and new product launches.

Operating  expenses excluding goodwill increased 19% (GBP111m) to GBP696m (2003:
GBP585m). Operating expenses including goodwill increased 20% (GBP121m) to GBP736m (2003: GBP615m).

Excluding the Gerrard business, operating expenses remained broadly flat. Cost savings resulting from reduced restructuring costs and cost synergies from Charles Schwab Europe enabled increased investment in product development and customer service in International and Private Banking and in Wealth Solutions.

Total customer funds, comprising customer deposits and assets under management, increased to GBP77bn (2003: GBP75bn). Growth in new business and the impact of the rising stockmarket were partly offset by adverse exchange rate movements. In October 2004, a multi-manager product was launched, which had GBP1.6bn of assets under management at the year-end.

The contribution from the closed life assurance activities was a loss of GBP4m (2003: loss of GBP80m). The impact of stronger stock markets, improved investment performance and better persistency levels largely offset the costs of GBP97m (2003: GBP95m) relating to redress for customers in respect of sales of endowment policies. The loss of GBP4m is reflected in the Group's results as a gain of GBP49m (2003: loss of GBP40m) within other operating income offset by a reduction of GBP53m (2003: GBP40m) within net interest income.

                                  BARCLAYS PLC


International
                                                                                    2004             2003
                                                                                    GBPm             GBPm
Net interest income                                                                  534              461
Net fees and commissions                                                             321              289
Other operating income                                                                39               32
                                                                           ---------------- ----------------
Operating income                                                                     894              782
Operating expenses excluding goodwill                                               (608)            (511)
                                                                           ---------------- ----------------
Operating profit before provisions excluding goodwill                                286              271
Provisions for bad and doubtful debts                                                (31)             (33)
                                                                           ---------------- ----------------
Operating profit excluding goodwill                                                  255              238
Profit from associated undertakings                                                   56               24
Exceptional items                                                                      -                2
                                                                           ---------------- ----------------
Profit on ordinary activities before tax excluding goodwill1                         311              264
                                                                           ---------------- ----------------


Loans and advances to customers - banking (period end)                         GBP19.7bn        GBP16.8bn
Customer deposits - banking (period end)                                       GBP10.1bn         GBP9.9bn
Total assets excluding goodwill1                                               GBP25.0bn        GBP22.1bn
Weighted risk assets                                                           GBP19.3bn        GBP15.0bn

Risk Tendency                                                                     GBP65m           GBP70m


1 The reconciliation of certain figures excluding goodwill shown in this table to the comparable figures including goodwill appears on pages 6-8.

                                  BARCLAYS PLC

The comparison with the prior period is impacted by the acquisition of Banco Zaragozano in July 2003.

International profit before tax excluding goodwill increased 18% (GBP47m) to GBP311m (2003: GBP264m) reflecting good growth in all businesses. Profit before tax including goodwill increased 14% (GBP35m) to GBP280m (2003: GBP245m).

Operating income increased 14% (GBP112m) to GBP894m (2003: GBP782m). Net revenue (operating income less provisions) increased 15% (GBP114m) to GBP863m (2003:
GBP749m).

Net interest income increased 16% (GBP73m) to GBP534m (2003: GBP461m) as a result of the inclusion of Banco Zaragozano and good balance growth in Spain, Africa and Italy.

Total average customer deposits increased 18% to GBP9.4bn (2003: GBP8.0bn), resulting from both the inclusion of Banco Zaragozano and strong organic growth in Spain and Africa.

Total average loans increased 48% to GBP18.3bn (2003: GBP12.4bn), reflecting strong growth across the portfolio and the inclusion of Banco Zaragozano for a full year in 2004. Mortgage balance growth in Europe was very strong with balances up 39%. Average lending balances in Africa increased 25%. Overall lending margins reduced mainly due to the impact of mortgage growth on the product mix.

Net fees and commissions increased 11% (GBP32m) to GBP321m (2003: GBP289m), with the majority of the increase reflecting the inclusion of Banco Zaragozano. There was a strong performance in France and Spain from increased fund management related fees. Spain's total assets under management increased by 27%.

Operating  expenses  excluding goodwill increased 19% (GBP97m) to GBP608m (2003:
GBP511m) with the majority of the increase attributable to the inclusion of Banco Zaragozano. Operating expenses including goodwill increased 21% (GBP109m) to GBP639m (2003: GBP530m). Investment in the development of new products and in enhancing the customer experience remained high across the portfolio.

Provisions decreased 6% (GBP2m) to GBP31m (2003: GBP33m).

The profit from associated undertakings reflected the contribution from FirstCaribbean. The improved performance reflected the delivery of synergies arising from the merger which created FirstCaribbean, together with good underlying growth in customer activity. The results of FirstCaribbean included a gain of GBP28m on the sale of shares held in Republic Bank Limited.

                                  BARCLAYS PLC


Barclaycard
                                                                                    2004             2003
                                                                                    GBPm             GBPm
Net interest income                                                                1,600            1,555
Net fees and commissions                                                             764              673
                                                                           ---------------- ----------------
Operating income                                                                   2,364            2,228
Operating expenses excluding goodwill                                               (806)            (761)
                                                                           ---------------- ----------------
Operating profit before provisions excluding goodwill                              1,558            1,467
Provisions for bad and doubtful debts                                               (761)            (708)
                                                                           ---------------- ----------------
Operating profit excluding goodwill                                                  797              759
Profit from joint ventures                                                             4                2
                                                                           ---------------- ----------------
Profit on ordinary activities before tax excluding goodwill1                         801              761
                                                                           ---------------- ----------------


Loans and advances to customers - banking (period end)                         GBP22.3bn        GBP19.6bn

Total assets excluding goodwill1                                               GBP23.0bn        GBP20.3bn
Weighted risk assets                                                           GBP20.2bn        GBP18.3bn

Risk Tendency                                                                    GBP860m          GBP775m


1 The reconciliation of certain figures excluding goodwill shown in this table to the comparable figures including goodwill appears on pages 6-8.

                                  BARCLAYS PLC

Barclaycard profit before tax excluding goodwill increased 5% (GBP40m) to GBP801m (2003: GBP761m). Profit before tax including goodwill increased 5% (GBP37m) to GBP760m (2003: GBP723m).

Operating income increased 6% (GBP136m) to GBP2,364m (2003: GBP2,228m). Net revenue (operating income less provisions) increased 5% (GBP83m) to GBP1,603m (2003: GBP1,520m). A high level of recruitment of UK retail card customers continued at 1.33m (2003: 1.55m).

Net interest income increased 3% (GBP45m) to GBP1,600m (2003: GBP1,555m) reflecting growth in UK average extended credit balances, up 11% to GBP8.2bn (2003: GBP7.4bn) and higher UK average loan balances, up 11% to GBP9.4bn (2003:
GBP8.5bn). Margins in the consumer lending business remained broadly stable whereas margins in UK cards decreased, reflecting higher funding costs and the impact of increased balance transfer activity at promotional rates.

Net fees and commissions increased 14% (GBP91m) to GBP764m (2003: GBP673m) as a result of the continued growth in the credit card and consumer lending businesses and good volume growth within the merchant acquiring business.

Operating  expenses  excluding  goodwill  rose 6%  (GBP45m)  to  GBP806m  (2003:
GBP761m). Operating expenses including goodwill rose 6% (GBP48m) to GBP847m (2003: GBP799m). The increase reflected investment in Barclaycard International and brand related investment in the UK.

Provisions increased 7% (GBP53m) to GBP761m (2003: GBP708m). This increase was lower than the growth in assets and reflected the continued benefit of improved collections activity. Non-performing loan balances increased but at a significantly lower rate than the growth in assets. Delinquency levels as a percentage of outstandings for both Barclaycard branded credit cards and for Barclayloan were stable.

In the UK, particularly strong performances from the Monument and FirstPlus businesses, together with Barclaycard Business, more than offset the margin pressure and brand investment in the Barclaycard branded card activities.

Barclaycard International made good progress with its growth strategy. Profit before tax increased to GBP8m (2003: GBP4m). Income increased 30% due to the growth in average extended credit balances, up 28% to GBP882m (2003: GBP689m). The number of Barclaycard International cards in issue rose to 2.9m (2003:
1.7m). Barclaycard established a presence in the US credit card market through the acquisition of the Juniper Financial Corporation in December 2004. Juniper is a US credit card issuer with US$1.4bn in receivables and 1 million cards in issue. In 2004, Juniper contributed a loss of GBP2m, for the month of December, in line with expectations at the time of the acquisition.

                                  BARCLAYS PLC


Barclays Capital
                                                                                           2004             2003
                                                                                           GBPm             GBPm
Net interest income                                                                       1,006            1,024
Dealing profits                                                                           1,469            1,042
Net fees and commissions                                                                    611              551
Other operating income                                                                      295              109
                                                                                  ---------------- ----------------
Operating income                                                                          3,381            2,726
Operating expenses                                                                       (2,237)          (1,638)
                                                                                  ---------------- ----------------
Operating profit before provisions                                                        1,144            1,088
Provisions for bad and doubtful debts                                                      (102)            (253)
                                                                                  ---------------- ----------------
Operating profit                                                                          1,042              835
Profit from associated undertakings                                                           -                1
                                                                                  ---------------- ----------------
Profit on ordinary activities before tax                                                  1,042              836
                                                                                  ---------------- ----------------

Net revenue per member of staff (year average FTE '000)                                  GBP479           GBP443
Total assets                                                                           GBP333bn         GBP269bn
Weighted risk assets                                                                    GBP80bn          GBP65bn

Risk Tendency                                                                            GBP70m          GBP135m


                                  BARCLAYS PLC

Barclays  Capital profit before tax increased 25% (GBP206m) to GBP1,042m  (2003:
GBP836m), as a result of very strong operating income growth and the continued improvement in the credit environment. The very strong performance was driven by growth in business volumes and client activity levels. Net revenue (operating income less provisions) increased 33% (GBP806m) to GBP3,279m (2003: GBP2,473m).

Operating income increased 24% (GBP655m) to a record GBP3,381m (2003: GBP2,726m) as a result of strong growth across most of the product areas in Rates and Credit. Income by product continued to diversify with the strongest growth delivered by credit products and equity related products. Regional growth was broadly based with particularly strong results in the US and Asia. Average DvaR increased to GBP34m (2003: GBP26m). Period end DvaR was GBP32m (2003: GBP37m).

Secondary income, comprising dealing profits and net interest income, is mainly generated from providing client risk management solutions. This increased 20% (GBP409m) to GBP2,475m (2003: GBP2,066m).

Dealing profits increased 41% (GBP427m) to GBP1,469m (2003: GBP1,042m), with very strong performances in both the Rates and Credit businesses. This reflected higher volumes of client led activity across a broad range of products and the continued benefit of recent headcount investments in product depth and geographic reach. Net interest income fell 2% (GBP18m) to GBP1,006m (2003:
GBP1,024m) driven by lower contributions from money markets due to the reduced size of the book.

Primary income, comprising net fees and commissions from advisory and origination activities, grew 11% (GBP60m) to GBP611m (2003: GBP551m). Securitisation, structured bonds and leveraged finance grew significantly, more than offsetting lower market activity by corporates. Net fees and commissions included GBP63m (2003: GBP89m) of internal fees for structured capital markets activities arranged by Barclays Capital.

Other  operating  income  increased to GBP295m (2003:  GBP109m) as a result of a
number  of  private  equity   realisations   and  structured   capital   markets
transactions.

Operating expenses increased 37% (GBP599m) to GBP2,237m (2003: GBP1,638m) due to the execution of the business expansion plan and an increase in performance related pay. Business as usual costs increased significantly, reflecting higher volumes and the growth in staff numbers. Revenue related costs increased due to the strong profit performance. The recruitment of staff to expand product, client coverage and distribution capabilities resulted in significantly higher strategic investment costs. The ratio of total costs to net revenue and staff costs to net revenue both increased by 2% to 68% and 55% respectively. Approximately half of the total costs comprised performance related pay, discretionary investment spend and short-term contractor resource.

Total headcount increased by 2,000 to 7,800 (2003: 5,800). Almost a third were in the front office, mainly in Europe and the US. Approximately half of the increase was directed at strengthening the back office and control functions. The remainder related to contract staff, mainly in technology, which ensured that the support platform could be developed whilst maintaining flexibility. Barclays Capital accelerated targeted investments in revenue generating capabilities together with a strengthening of the control and support environment. This investment has expanded the scope of the product offering, building new income streams from commercial and residential mortgage backed securities and home equity loans. Existing offerings in commodities trading and equity related products were extended to the US and client channels continued to be extended in Europe, the US and Asia.

Provisions fell 60% (GBP151m) to GBP102m (2003: GBP253m), reflecting the significant decline in non-performing and potential problem loan balances as a result of a more stable wholesale credit environment.

                                  BARCLAYS PLC


Barclays Global Investors
                                                                                    2004             2003
                                                                                    GBPm             GBPm
Net interest income                                                                    5                9
Net fees and commissions                                                             882              662
Other operating income                                                                 6                1
                                                                           ---------------- ----------------
Operating income                                                                     893              672
Operating expenses excluding goodwill                                               (545)            (480)
                                                                           ---------------- ----------------
Operating profit excluding goodwill                                                  348              192
Loss from joint ventures                                                              (2)              (1)
Exceptional items                                                                      1                -
                                                                           ---------------- ----------------
Profit on ordinary activities before tax excluding goodwill1                         347              191
                                                                           ---------------- ----------------

Net revenue per member of staff (year average FTE '000)                           GBP464           GBP333

Total assets excluding goodwill1                                                GBP0.8bn         GBP0.5bn
Weighted risk assets                                                            GBP1.2bn         GBP1.1bn


1 The reconciliation of certain figures excluding goodwill shown in this table to the comparable figures including goodwill appears on pages 6-8.

                                  BARCLAYS PLC

Barclays Global Investors (BGI) delivered another year of record performance. Profit before tax excluding goodwill increased 82% (GBP156m) to GBP347m (2003:
GBP191m) reflecting substantial income growth and continued discipline in cost management. Profit before tax including goodwill increased 85% (GBP151m) to GBP329m (2003: GBP178m). Foreign exchange movements impacted growth in income and costs. Approximately 55% of income is generated in the US and 31% in the UK and continental Europe.

Net fees and commissions increased 33% (GBP220m) to GBP882m (2003: GBP662m), with strong income generation across both the active and index businesses and particularly in investment management fees. These resulted from strong net new sales, growth in sales of higher margin products and stronger global equity markets, partially offset by adverse foreign exchange movements. Securities lending income growth was also very strong, benefiting from increased volumes.

Successful income generation continued across a diverse range of products, distribution channels and geographies and active product investment performance remained strong. BGI's commitment to innovation continued as a number of iShare (Exchange Traded Funds) products were launched during 2004. There was significant growth in global iShares with assets under management up 88% to US$130bn at the year-end.

Operating  expenses  excluding goodwill increased 14% (GBP65m) to GBP545m (2003:
GBP480m) primarily as a result of higher performance based expenses and benefited from foreign exchange movements. Operating expenses including goodwill increased 14% (GBP70m) to GBP563m (2003: GBP493m).

Total  assets under  management  increased  19%  (GBP111bn)  to GBP709bn  (2003:
GBP598bn). The growth included the significant generation of net new assets of GBP65bn. An increase of GBP97bn attributable to market movements was partially offset by GBP51bn of adverse exchange rate movements.

                                  BARCLAYS PLC

Head office functions and other operations

Head office functions comprise all the Group's central costs, including the following areas that fall within Group Functions: Executive Management, Finance, Treasury, Marketing, Communications, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Tax, Compliance and Risk. Costs incurred wholly on behalf of the business units are recharged to them.

Central items include internal fees charged by Barclays Capital for structured capital markets activities, income from the management of the Group's operational premises, property related services and other central items including activities which support the operating business.

Transition Businesses comprise discontinued South American and Middle Eastern corporate banking businesses and other centrally managed Transition Businesses. These non-core relationships are managed separately with the objective of maximising the recovery from the assets concerned.

                                                                                  2004             2003
                                                                                  GBPm             GBPm
Head office functions and central items                                           (201)            (192)
Transition Businesses                                                                7              (25)
Restructuring costs                                                                (12)             (16)
                                                                         ----------------------------------
Loss on ordinary activities before tax excluding goodwill1                        (206)            (233)
                                                                         ----------------------------------


Head office functions and central items costs increased 5% (GBP9m) to GBP201m (2003: GBP192m). Central items included internal fees charged by Barclays Capital for structured capital market activities of GBP63m (2003: GBP89m).

The improved performance of Transition Businesses, from a loss of GBP25m to a profit of GBP7m, primarily reflected provisions released.

1 The reconciliation of loss on ordinary activities before tax excluding goodwill to loss before tax is on page 7.

                                  BARCLAYS PLC


Results by nature of income and expense

Net interest income                                                               2004             2003
                                                                                  GBPm             GBPm
Interest receivable                                                             13,665           12,427
Interest payable                                                                (6,823)          (5,823)
                                                                         ----------------------------------
                                                                                 6,842            6,604
                                                                         ----------------------------------

Group net interest margin1                                                           %                %
Group                                                                             2.59             2.61
Domestic                                                                          3.48             3.64
International                                                                     0.81             0.77


1 Domestic business is conducted primarily in the UK in Sterling. International business is conducted primarily in foreign currencies. In addition to the business carried out by overseas branches and subsidiaries, some international business is transacted in the UK. Interest margin is net interest income as a percentage of average interest earning assets.

  The margins shown above exclude non-margin related items, including profits and losses on the repurchase of loan capital and the unwinding of the discount on vacant leasehold property provisions.


Group net interest income increased 4% (GBP238m) to GBP6,842m (2003: GBP6,604m), reflecting growth in balances which more than offset a 2 basis points fall in the Group net interest margin to 2.59%.

The Group net  interest  margin of 2.59%  (2003:  2.61%)  includes  0.42% (2003:
0.48%) arising from the benefit of free funds. A component of the benefit of free funds is the structural hedge against short-term interest rate movements. The contribution of the structural hedge has decreased to 0.12% (2003: 0.19%) largely due to the impact of higher short-term interest rates.

Group average  interest  earning  assets  increased  GBP11bn to GBP264bn  (2003:
GBP253bn). Domestic average interest earning assets increased GBP14bn to GBP176bn (2003: GBP162bn). This reflected increases across the businesses. International average interest earning assets remained broadly stable at GBP88bn (2003: GBP90bn).

The domestic net interest margin fell 16 basis points to 3.48% (2003: 3.64%). This was attributable to the margin pressure in the mortgage business, the impact of base rate rises during the year, higher funding costs, increased promotional balance transfer activity in the cards business and the impact of the structural hedge. This was partially offset by increased margins in retail savings, Business Banking loans and Barclays Capital banking activities. Margins in other areas remained broadly stable.

The international net interest margin increased by 4 basis points to 0.81% (2003: 0.77%) largely due to a change in the mix of both assets and liabilities in Barclays Capital banking activities.

The Group net interest margin was impacted by the factors described above with the reduction largely mitigated by an increase in the proportion of domestic interest earning assets.

                                  BARCLAYS PLC


Net fees and commissions
                                                                                  2004             2003
                                                                                  GBPm             GBPm
Fees and commissions receivable                                                  5,672            4,896
Less: fees and commissions payable                                                (706)            (633)
                                                                         ----------------------------------
                                                                                 4,966            4,263
                                                                         ----------------------------------


Group net fees and  commissions  increased  16%  (GBP703m) to  GBP4,966m  (2003:
GBP4,263m), reflecting good growth across all businesses.

Fees  and  commissions   receivable  rose  16%  (GBP776m)  to  GBP5,672m  (2003:
GBP4,896m) driven by increases in: Barclays Global Investors, reflecting strong income generation across both the active and index businesses; Barclays Capital, with good contributions from origination and advisory activities; and Private Clients, as a result of stronger business volumes and the acquisition of Gerrard. Good growth was also achieved in UK Banking and in Barclaycard.


Dealing profits
                                                                                  2004             2003
                                                                                  GBPm             GBPm
Rates related business                                                           1,141              909
Credit related business                                                            352              145
                                                                         ----------------------------------
                                                                                 1,493            1,054
                                                                         ----------------------------------


Almost all the Group's dealing profits are generated in Barclays Capital.

Dealing profits increased 42% (GBP439m) to GBP1,493m (2003: GBP1,054m), with very strong performances in both the Rates and Credit businesses. This reflected higher volumes of client led activity throughout the year across a broad range of products and the continued benefit of headcount investments to broaden product depth and geographical reach. The very strong growth in the Rates businesses was across equity related activities, foreign exchange and fixed income. The very strong performance in the Credit businesses reflected an increase in the contribution from credit derivatives.

Total foreign exchange income was GBP520m (2003: GBP498m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Banking, Private Clients and International and Barclaycard, both externally and within Barclays Capital, is reported in those business units, within fees and commissions.

                                  BARCLAYS PLC


Other operating income
                                                                                  2004             2003
                                                                                  GBPm             GBPm
Net premium income on insurance underwriting                                       211              264
Gain on disposal of investment securities                                          181               73
Income from the long term assurance business                                        58              (33)
Property rentals                                                                     9               15
Dividend income from equity shares                                                  17                6
Other income                                                                       168              165
                                                                         ----------------------------------
                                                                                   644              490
                                                                         ----------------------------------


Other operating income increased 31% (GBP154m) to GBP644m (2003: GBP490m).

Net premium income on insurance underwriting decreased 20% (GBP53m) to GBP211m (2003: GBP264m), primarily due to a provision relating to the early termination of contracts.

Gain on  disposal of  investment  securities  rose by GBP108m to GBP181m  (2003:
GBP73m), predominantly due to a number of realisations in the private equity business within Barclays Capital.

Virtually all the Group's long term assurance activity is based in the UK and was the main component of the GBP58m contribution. This included costs of redress for customer claims in respect of endowment policies of GBP97m (2003:
GBP95m).

Dividend income increased by GBP11m to GBP17m (2003: GBP6m) as a result of a significant dividend received from an investment.

Other income was flat at GBP168m (2003: GBP165m). This reflected a reduction of GBP98m in income, primarily in UK Retail Banking, from the revision of estimated amounts expected to be repaid on banking liabilities. This was offset by realisations on structured capital market transactions.

                                  BARCLAYS PLC

Operating expenses

The Group manages costs on the basis of three specific categories: business as usual, revenue related and strategic investment. Revenue related costs are costs that are directly associated with a corresponding change in revenue or profits. Strategic investment costs are costs that can generate or enable new revenue streams or definable growth in a revenue stream, or generate or enable reduced costs. Acquisition and disposal costs are those expenses incurred in 2004 or 2003 by those businesses that were purchased or sold by the group in 2004 or 2003. Restructuring costs and goodwill amortisation are reported separately.

The Group's expenses are summarised in the following table:

                                                                                  2004             2003
                                                                                  GBPm             GBPm
Business as usual expenses                                                       5,864            5,316
Revenue related costs                                                            1,213              982
Strategic investment costs                                                         502              392
Acquisitions and disposals                                                         273               89
Restructuring charge                                                               199              209
Goodwill amortisation                                                              299              265
                                                                         ----------------------------------
                                                                                 8,350            7,253
                                                                         ----------------------------------


Operating expenses rose 15% (GBP1,097m) to GBP8,350m (2003: GBP7,253m).

Business as usual costs increased 10% (GBP548m) to GBP5,864m (2003: GBP5,316m), reflecting higher business volumes and increased organic investment. Costs associated with the implementation of major regulatory and legislative programmes, including the new Mortgage & General Insurance regulations, International Financial Reporting Standards, Basel II and Sarbanes Oxley, represented GBP94m of the increase.

Revenue related costs rose 24% (GBP231m) to GBP1,213m (2003: GBP982m) driven largely by increased performance related payments, primarily in Barclays Capital and Barclays Global Investors.

Strategic investment costs increased 28% (GBP110m) to GBP502m (2003: GBP392m). This reflected increased spend in Barclays Capital, due to the impact of targeted acquisition of staff to drive the development of products, client coverage and distribution capabilities, across Europe, the US and Asia. Also included is a GBP23m cost increase relating to the relocation of Barclays headquarters to Canary Wharf.

Acquisitions and disposals costs reflected the acquisitions of Juniper Financial Corporation in 2004 and Charles Schwab Europe, Clydesdale Financial Services, Banco Zaragozano and Gerrard in 2003.

                                  BARCLAYS PLC


Administrative expenses - staff costs
                                                                                  2004             2003
                                                                                  GBPm             GBPm
Salaries and accrued incentive payments                                          4,043            3,441
Social security costs                                                              339              278
Pension costs                                                                      160              180
Post-retirement health care                                                         22               19
Other staff costs                                                                  434              377
                                                                         ----------------------------------
                                                                                 4,998            4,295
                                                                         ----------------------------------

                                                                                  2004             2003
Number of staff at period end:
UK Banking                                                                      41,800           41,000
                                                                         ----------------------------------
   UK Retail Banking                                                            34,400           34,000
   UK Business Banking                                                           7,400            7,000
                                                                         ----------------------------------
Private Clients and International                                               19,300           19,000
                                                                         ----------------------------------
   Private Clients                                                               7,200            6,900
   International                                                                12,100           12,100
                                                                         ----------------------------------
Barclaycard                                                                      6,700            6,200
Barclays Capital                                                                 7,800            5,800
Barclays Global Investors                                                        1,900            2,000
Head office functions and other operations                                         900              800
                                                                         ----------------------------------
Total Group permanent and contract staff worldwide                              78,400           74,800
Temporary and agency staff worldwide                                             4,300            4,100
                                                                         ----------------------------------
Total including temporary and agency staff                                      82,700           78,900
                                                                         ----------------------------------


Staff costs increased by 16% (GBP703m) to GBP4,998m (2003: GBP4,295m).

Salaries and accrued incentive payments rose by 17% (GBP602m) to GBP4,043m (2003: GBP3,441m) principally reflecting increased performance related payments primarily within Barclays Capital and Barclays Global Investors, increased headcount, and the impact of the businesses acquired in 2003.

Pension costs comprise all UK and international pension schemes. Included in the costs is a charge of GBP103m (2003: GBP128m) in respect of the Group's main UK pension schemes.

Staff numbers shown are on a full time equivalent basis. United Kingdom permanent and contract staff are 60,000 (2003: 58,000). Internationally based permanent and contract staff numbers are 18,400 (2003: 16,800).

During 2004, permanent and contract staff increased by 3,600. The implementation of restructuring programmes resulted in a decrease of 2,100 staff, but this was more than offset by the recruitment of additional staff throughout the Group and 400 staff from the acquisition of Juniper. Significant areas of recruitment were: Barclays Capital, to drive the expansion of its business; Barclaycard, through the growth of Barclaycard International, and the addition of front office staff to improve customer service in Barclaycard UK; and UK Banking, mostly from the recruitment of front line staff in both UK Retail Banking and UK Business Banking.

Head office functions and other operations include staff undertaking activities which support the operating businesses including central information technology services. These costs are predominantly passed onto the businesses.

                                  BARCLAYS PLC


Administrative expenses - other
                                                                                  2004             2003
                                                                                  GBPm             GBPm
Property and equipment expenses                                                  1,041              985
Other administrative expenses                                                    1,717            1,419
                                                                         ----------------------------------
                                                                                 2,758            2,404
                                                                         ----------------------------------


Administrative  expenses  - other  rose by 15%  (GBP354m)  to  GBP2,758m  (2003:
GBP2,404m)  as  a  result  of  higher  business   activity  and  the  impact  of
acquisitions.

Depreciation

                                                                                  2004             2003
                                                                                  GBPm             GBPm
Property depreciation                                                               86               93
Equipment depreciation                                                             209              196
                                                                         ----------------------------------
                                                                                   295              289
                                                                         ----------------------------------

                                  BARCLAYS PLC


Provisions for bad and doubtful debts
                                                                                  2004             2003
                                                                                  GBPm             GBPm
The provisions charge for the year in respect of bad and doubtful debts comprises:

Specific provisions
New and increased provisions                                                     1,767            1,628
Releases                                                                          (211)            (195)
Recoveries                                                                        (255)            (113)
                                                                         ----------------------------------
                                                                                 1,301            1,320
General provisions (release) / charge                                             (210)              27
                                                                         ----------------------------------
Net charge                                                                       1,091            1,347
                                                                         ----------------------------------

Total provisions balances for bad and doubtful debts at end of the year comprise:

Specific provisions                                                              2,202            2,233
General provisions                                                                 564              795
                                                                         ----------------------------------
                                                                                 2,766            3,028
                                                                         ----------------------------------


The credit environment in both retail and in corporate and wholesale businesses was relatively benign in 2004. This led to lower provisions charges, a lower level of potential problem loans and non-performing loans and consequently a reduced need to hold provision balances.

Overall,   the  Group  provisions   charge  declined  19%  to  GBP1,091m  (2003:
GBP1,347m). This resulted from a substantial decrease in the corporate and wholesale provisions charge, whilst the retail provision charge was steady.

The provision coverage of potential credit risk loans (PCRLs), comprising potential problem loans and non performing loans, was higher at 59.2% (2003:
54.6%) as PCRLs fell relatively more than the provisions balance. As a percentage of average banking loans and advances, the provisions rate fell to 0.54% (2003: 0.73%).

In the corporate and wholesale  businesses,  PCRLs fell 29% to GBP2,062m  (2003:
GBP2,920m), reflecting the strong corporate credit environment. The corporate and wholesale provisions charge declined to GBP284m (2003: GBP543m). The reduction in the provisions charge included an exceptional recovery of GBP57m in UK Business Banking.

In the retail businesses, PCRLs remained steady at GBP2,679m (2003: GBP2,712m). The provisions charge in the retail businesses was also steady at GBP807m (2003:
GBP804m). The provisions charge increased in Barclaycard (the card and unsecured consumer lending business) due to volume growth and the maturation of new customer recruitment. The provisions charge included a release of GBP40m associated with the UK mortgage business, following a review of the portfolio and the current loss experience.

Total provision balances declined 9% (GBP262m) to GBP2,766m (2003: GBP3,028m). The fall in the general provisions balance of GBP231m largely resulted from transfers to specific provisions of GBP198m, which had no effect on the net provisions charge as the specific provisions charge was increased by the same amount. The transfers reflected enhancements to provisioning models and the resolution of an individual large corporate exposure.

                                  BARCLAYS PLC


Profit from joint ventures and associated undertakings
                                                                                  2004             2003
                                                                                  GBPm             GBPm
(Loss)/profit from joint ventures                                                   (3)               1
 Profit from associated undertakings                                                59               28
                                                                         ----------------------------------
                                                                                    56               29
                                                                         ----------------------------------

The majority of the profit from associated undertakings for the year relates to the investment in FirstCaribbean. The profit from FirstCaribbean reflects a strong operating performance and includes a gain of GBP28m on the disposal of shares held in Republic Bank Limited.

Exceptional items

                                                                                  2004             2003
                                                                                  GBPm             GBPm
Profit on sale of businesses                                                        45                4
                                                                         ----------------------------------
                                                                                    45                4
                                                                         ----------------------------------

The profit on disposal relates mainly to the sale of the shareholding in Edotech, an investment in a former Barclays in-house statement printing operation.

Tax rate

The charge for the year is based upon a UK corporation tax rate of 30% for the calendar year 2004 (2003: 30%). The effective rate of tax is 28.0% (2003:
28.0%). The rate is lower than the standard rate of tax due to the beneficial effects of lower tax on overseas income and certain non-taxable gains offset by the absence of tax relief on goodwill.

Minority interests (including non-equity interests)

Minority interests (including non-equity interests) of GBP46m (2003: GBP25m) includes GBP21m (2003: GBP2m) attributable to the equity owned by staff in Barclays Global Investors.

                                  BARCLAYS PLC


Earnings per ordinary share
                                                                                      2004             2003
Profit for the financial year attributable to the
members of Barclays PLC                                                          GBP3,268m        GBP2,744m

Weighted average number of ordinary shares in issue                                 6,381m           6,483m
Dilutive effect of share options outstandings                                          33m              31m
                                                                             ---------------- -----------------
Diluted weighted average number of shares                                           6,414m           6,514m
                                                                             ---------------- -----------------

                                                                                         p                p
Earnings per ordinary share                                                           51.2             42.3

Fully diluted earnings per ordinary share                                             51.0             42.1


Dividends on ordinary shares

The Board has decided to pay, on 29th April 2005, a final dividend for the year ending 31st December 2004 of 15.75p per ordinary share, for shares registered in the books of the Company at the close of business on 25th February 2005. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2005/2006 tax year in mid-October 2005.

For qualifying US and Canadian resident ADR holders, the final dividend of 15.75p per ordinary share becomes 63.00p per ADS (representing four shares). The ADR depositary will mail the dividend on 29th April 2005 to ADR holders on the record on 25th February 2005.

For qualifying Japanese shareholders, the final dividend of 15.75p per ordinary share will be distributed at the beginning of June to shareholders on the record on 25th February 2005.

                                  BARCLAYS PLC

Balance Sheet


Capital resources
                                                                                  2004             2003
                                                                                  GBPm             GBPm
Shareholders' funds: equity                                                     17,417           16,374
Minority interests: non-equity                                                     690                -
Minority interests: equity                                                         211              283
                                                                         ----------------------------------
                                                                                18,318           16,657
Loan capital                                                                    12,277           12,339
                                                                         ----------------------------------
                                                                                30,595           28,996
                                                                         ----------------------------------


Total capital resources increased in the year by GBP1,599m.

Shareholders' funds increased by GBP1,043m, reflecting profit retentions of GBP1,730m, net proceeds of share issues of GBP114m and gains arising from transactions with third parties which are reflected in the statement of recognised gains and losses of GBP13m; offset primarily by share repurchases of GBP699m, an increase in treasury shares of GBP53m and exchange rate losses of GBP58m.

Non-equity minority interests reflected the issue by Barclays Bank PLC of EUR1bn (GBP688m) of non-cumulative preference shares on 8th December 2004 and an additional GBP2m of profits attributable to these non-equity minority interests at the year-end.

Loan capital decreased by GBP62m reflecting raisings of GBP774m, more than offset by redemptions of GBP611m, exchange rate movements of GBP224m and amortisation of issue expenses of GBP1m.

                                  BARCLAYS PLC


Capital ratios

Weighted risk assets and capital resources,  as defined for supervisory purposes by the Financial Services Authority, comprise:
                                                                                  2004             2003
Weighted risk assets:                                                             GBPm             GBPm
 Banking book
   on-balance sheet                                                            148,621          133,816
   off-balance sheet                                                            26,741           22,987
Associated undertakings and joint ventures                                       3,020            2,830
                                                                         ----------------------------------
Total banking book                                                             178,382          159,633
                                                                         ----------------------------------

 Trading book
   Market risks                                                                 22,106           13,861
   Counterparty and settlement risks                                            18,113           15,503
                                                                         ----------------------------------
Total trading book                                                              40,219           29,364
                                                                         ----------------------------------
Total weighted risk assets                                                     218,601          188,997
                                                                         ----------------------------------

Capital resources:
Tier 1
Called up share capital                                                          1,614            1,642
Eligible reserves                                                               15,670           14,657
Minority interests - non-equity                                                    688                -
Minority interests - equity                                                        575              637
Reserve capital instruments1                                                     1,627            1,705
Tier one notes1                                                                    920              960
Less: goodwill                                                                  (4,432)          (4,607)
                                                                         ----------------------------------
Total qualifying tier 1 capital                                                 16,662           14,994
                                                                         ----------------------------------

Tier 2
Revaluation reserves                                                                25               25
General provisions                                                                 564              795
Qualifying subordinated liabilities2
   Undated loan capital                                                          3,573            3,636
   Dated loan capital                                                            5,647            5,652
Other                                                                                2                2
                                                                         ----------------------------------
Total qualifying tier 2 capital                                                  9,811           10,110
                                                                         ----------------------------------
Tier 3: short term subordinated liabilities2                                       286              280
                                                                         ----------------------------------

Less: Supervisory deductions
Investments not consolidated for Supervisory purposes3                          (1,047)            (979)
Other deductions                                                                  (496)            (182)
                                                                         ----------------------------------
                                                                                (1,543)          (1,161)
                                                                         ----------------------------------
Total net capital resources                                                     25,216           24,223
                                                                         ----------------------------------

                                                                                     %                %
Tier 1 ratio                                                                       7.6              7.9
Risk asset ratio                                                                  11.5             12.8


1 Reserve capital instruments (RCIs) and tier one notes (TONs) are included in the undated loan capital in the consolidated  balance sheet.
2 Subordinated liabilities are included in tiers 2 or 3, subject to limits laid down in the supervisory requirements. Barclays retains significant capacity to raise additional capital within these limits.
3 Includes GBP610m (2003: GBP478m) of shareholders' interest in the retail life fund.

                                  BARCLAYS PLC

Net capital resources grew by 4.1% (GBP1.0bn). Tier 1 capital rose by GBP1.7bn with retained profits of GBP1.7bn and the issue of GBP0.7bn of preference shares being offset by ordinary share repurchases of GBP0.7bn. Tier 2 capital fell by 3.0% (GBP0.3bn) and tier 3 capital remained broadly as reported at 31st December 2003. Supervisory deductions increased by GBP0.4bn.

The overall growth in weighted risk assets of GBP29.6bn comprised trading book weighted risk assets growth of 37.0% (GBP10.9bn) and banking book weighted risk assets growth of 11.7% (GBP18.7bn).

The risk asset ratio was 11.5% (2003:  12.8%).  The tier 1 ratio was 7.6% (2003:
7.9%).

                                  BARCLAYS PLC

Economic Capital

Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

The Group regularly enhances its economic capital methodology. During 2004, enhancements included improvements in the modelling of the time horizon, correlation of risks and risk concentrations. The developments in the methodology are consistent with the capital proposals within the Basel II accord.

Average economic capital by business is set out below:

                                                                                  2004             2003
                                                                                  GBPm             GBPm
UK Banking                                                                       4,650            4,750
                                                                         ----------------------------------
  UK Retail Banking                                                              2,200            2,250
  UK Business Banking                                                            2,450            2,500
                                                                         ----------------------------------
Private Clients and International                                                1,400            1,150
                                                                         ----------------------------------
  Private Clients - ongoing business                                               300              200
                  - closed life assurance activities                               100              150
  International                                                                  1,000              800
                                                                         ----------------------------------
Barclaycard                                                                      2,450            2,200
Barclays Capital                                                                 2,100            2,150
Barclays Global Investors                                                          150              150
Head office functions and other operations1                                        200              250
                                                                         ----------------------------------
Average business unit economic capital                                          10,950           10,650
Capital held at Group centre2                                                    1,650            1,250
Average historical goodwill                                                      5,600            5,100
                                                                         ----------------------------------
Total average shareholders' funds                                               18,200           17,000
                                                                         ----------------------------------


1 Includes Transition Businesses and capital for central functional risks.
2 The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.


Total average shareholders' funds including unamortised goodwill rose by GBP1.2bn to GBP18.2bn during 2004.

UK Retail Banking economic capital allocation decreased GBP50m to GBP2.2bn with the impact of continued growth more than offset by the sale in 2003 of non-core assets that had previously been acquired with the Woolwich. UK Business Banking economic capital allocation decreased GBP50m to GBP2.45bn as a consequence of a general improvement in the credit quality of counterparties and improved risk assessment of complex transactions.

Private Clients ongoing business economic capital allocation increased GBP100m to GBP300m following the acquisition of Gerrard and growth of the business. International economic capital allocation increased by GBP200m to GBP1.0bn reflecting the inclusion of Banco Zaragozano for a full year and growth of the Spanish business.

Barclaycard economic capital allocation increased by GBP250m to GBP2.45bn due to growth in outstandings and the acquisition of Juniper.

Barclays Capital economic capital decreased by GBP50m to GBP2.1bn as a result of improved wholesale credit conditions during 2004, more than offsetting the increase in market risk capital driven by growth of the business.

                                  BARCLAYS PLC

Economic Profit

Economic profit for 2004 was GBP1,885m (2003: GBP1,430m).

The reconciliation of economic profit to profit after tax and minority interests is shown below:

                                                                                  2004             2003
                                                                                  GBPm             GBPm
                                                                         ----------------------------------
Profit after tax and minority interests                                          3,268            2,744
Goodwill amortisation                                                              299              265
Tax credit on goodwill                                                             (11)              (7)
Goodwill relating to associated undertakings                                         7                7
                                                                         ----------------------------------

Profit after tax and minority interests excluding goodwill amortisation          3,563            3,009

Gain/(loss) on disposal recognised in the statement of total recognised
gains and losses                                                                    13               (4)
                                                                         ----------------------------------
                                                                                 3,576            3,005
                                                                         ----------------------------------
Average shareholders' funds including average historical goodwill1              18,237           17,019
Post tax cost of equity                                                           9.5%             9.5%
                                                                         ----------------------------------

Cost of average shareholders' funds including average historical
goodwill2                                                                       (1,691)          (1,575)
                                                                         ----------------------------------
Economic profit                                                                  1,885            1,430
                                                                         ----------------------------------


1 The difference between the average shareholders' funds (excluding minority interests) and that reported above represents cumulative goodwill amortisation charged and goodwill previously written off to reserves.
2 The cost includes a charge for purchased goodwill of GBP490m (2003: GBP442m).
  A post-tax cost of equity of 8.5% has been used for goodwill associated with the acquisition of Woolwich plc. A post-tax cost of equity of 9.5% has been used for all other goodwill. The post tax cost of equity is unchanged for 2004.

                                  BARCLAYS PLC

Risk Tendency

As part of its credit risk measurement system, the Group uses a model-based methodology to assess the quality of the credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to all performing credit exposures in both wholesale and retail sectors. Looking one year ahead, it provides a statistical estimate that is the average in the range of possible losses expected from the current performing portfolio. The actual outcome in any one year is likely to be different. Thus it is not a prediction of specific provisions but it gives management a clear view of the evolution of the quality of the credit portfolio.

                                                                                  2004             2003
                                                                                  GBPm             GBPm
UK Banking                                                                         375              385
                                                                         ----------------------------------
  UK Retail Banking                                                                150              150
  UK Business Banking                                                              225              235
                                                                         ----------------------------------
Private Clients and International                                                   70               75
                                                                         ----------------------------------
  Private Clients                                                                    5                5
  International                                                                     65               70
                                                                         ----------------------------------
Barclaycard                                                                        860              775
Barclays Capital                                                                    70              135
Transition Businesses                                                               20               20
                                                                         ----------------------------------
                                                                                 1,395            1,390
                                                                         ----------------------------------

Risk Tendency remained steady at GBP1,395m (2003: GBP1,390m).

Risk Tendency declined in the corporate and wholesale businesses during 2004 as the corporate and wholesale credit environments continued to improve and as potential problem loans declined significantly.

In Private Clients and International, Risk Tendency decreased GBP5m (7%) to GBP70m (2003: GBP75m) as the Group developed a better understanding of the risks in the Banco Zaragozano portfolio acquired in 2003.

Barclaycard Risk Tendency increased 11% to GBP860m (2003: GBP775m) due to growth in the portfolio and the acquisition of Juniper.

                                  BARCLAYS PLC

                             ADDITIONAL INFORMATION

Group structure changes from 2003

From 1st January 2004, for reporting purposes, Barclays was organised into the business divisions outlined on pages 9 to 11. Results are also provided for Head office functions and other operations.

The structural changes in the Group's organisation announced on 14th December 2004 took effect from 1st January 2005. Under the reorganisation, the Private Clients and International businesses have been separated. David Roberts became Chief Executive, International Retail and Commercial Banking, responsible for Barclays retail and commercial banking businesses outside the UK. Robert E. Diamond Jr., Chief Executive of Barclays Capital and Chairman of Barclays Global Investors, assumed responsibility for the Private Clients businesses - International & Private Banking and Wealth Solutions.

Acquisitions and disposals

On 11th March 2004, Barclays purchased the remaining 40% minority share in Barclays Cairo Bank.

On 7th April 2004, Barclays completed the disposal of its shareholding in Edotech Limited to Astron, the business process outsourcing group.

On 1st December 2004, Barclays completed the acquisition of Juniper Financial Corporation from Canadian Imperial Bank of Commerce.

Accounting policies

A change in accounting policy arose from the adoption in 2004 of UITF Abstract 38 (UITF 38), 'Accounting for ESOP trusts'. UITF 38 requires Barclays PLC shares held in Employee Share Ownership Plans (ESOP) trusts to be accounted for as a deduction in arriving at shareholders' funds, rather than as assets. The balance sheet for December 2003 has been restated accordingly, and other assets and shareholders' funds have been reduced by GBP153m at 31st December 2004 (2003:
GBP99m). There was no impact on the 2003 or 2004 profit and loss account.

There have been no other significant changes to the accounting policies as described in the 2003 Annual Report.

                                  BARCLAYS PLC

                             ADDITIONAL INFORMATION

Future UK accounting developments

During 2004, the Accounting Standards Board (ASB) issued seven new Financial Reporting Standards, FRS 20 to FRS 26, as part of its convergence programme between UK GAAP and International Financial Reporting Standards (IFRS). These new UK standards, which are not effective until 2005, will not impact the Group because of the conversion to IFRS in 2005, as discussed below.

In December 2004, the ASB issued FRS 27 'Life Assurance'. Following feedback received in response to the exposure draft issued in July 2004, the ASB has deferred implementation of the standard until 2005. However, in line with the Memorandum of Understanding entered into by the ASB, together with the Association of British Insurers and major insurers and bancassurers, Barclays plans to make additional voluntary disclosure in respect of its life assurance business in the 2004 Annual Report.

Conversion to International Financial Reporting Standards in 2005

By Regulation the European Union (EU) has agreed that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. Barclays will comply with this Regulation. The objective is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets.

The Group commenced a programme of work in 2002, initially identifying the differences between IFRS and existing UK standards based on the requirements then in force. This led to a programme of work led centrally, but involving all the businesses and functions, to change systems and processes and to provide training so as to ensure that the Group can meet the requirements fully in 2005. In addition, the programme is assisting the businesses and functions to consider and address the wider business impact of the change in reporting in the EU. This work is nearing completion. Conversion work, including reviewing the accuracy of the opening balances, will continue during 2005.

Although many of the uncertainties concerning whether and how the standards will be adopted for use in the EU have been resolved, some questions remain, particularly regarding the adoption of amendments to standards and to interpretations issued in the second half of 2004. In addition, how IFRS financial statements will be interpreted for tax and regulatory capital purposes remains subject to some uncertainty, with the regulatory capital requirements not expected to be finalised before April 2005 and the tax treatment of the first time adoption adjustments not determined until later. However, the programme is following normal project controls and change management and the Group believes it is on track to meet all requirements for financial reporting in 2005.

The restated 2004 IFRS results, excluding the impact of IAS 32 and IAS 39 on financial instruments and IFRS 4 on insurance contracts, and the opening 2005 IFRS balance sheet including these standards, will be issued in the second quarter of 2005. The first results on full IFRS basis will be the June 2005 half-year results.

                                  BARCLAYS PLC

                             ADDITIONAL INFORMATION

Changes in accounting presentation

The prior period presentation has, where appropriate, been restated to conform with current year classification, and the change in accounting policy discussed above.

Share capital

The Group manages both its debt and equity capital actively. The Group will seek to renew its authority to buy back ordinary shares at the 2005 Annual General Meeting to provide additional flexibility in the management of the Group's capital resources.

Group share schemes

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following the announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

Recent developments

As announced on 23rd September 2004, Barclays is in discussion with Absa Group Limited ('Absa'), a leading South African bank, in connection with a possible partial offer for a majority stake in Absa. A due diligence exercise has been completed and Barclays has submitted an application to the South African banking regulators to approve the possible transaction. It is not known how long the approval process will take. The discussions may or may not lead to an offer being made.

On 20th January 2005 Barclays announced that it had made an offer to acquire the wealth business of ING Securities Bank (France), consisting of ING Ferri and ING Private Banking, subject to consultation with employee representative bodies and finalising terms. Subject to consultation, the acquisition is expected to complete by the end of the first half of this year.

On 3rd February 2005, Barclays announced its plans to consolidate its core general insurance business from two suppliers to one and that discussions are well advanced with Norwich Union to provide services across the home, motor and travel insurance portfolio. Barclays also announced that it has agreed in principle to purchase 90% of Gresham Insurance from Legal & General. Barclays currently owns the remaining 10%. At the same time negotiations are underway for the sale of Gresham Insurance to Norwich Union.

On 4th February 2005, Barclays announced it had signed an agreement with ForeningsSparbanken (also known as Swedbank) to form a joint venture to provide credit cards in the Nordic market, subject to confirmatory due diligence and regulatory approvals.

                                  BARCLAYS PLC

                                     NOTES

1.    Loans and advances to banks

                                                                                  2004             2003
      Banking business                                                            GBPm             GBPm
      United Kingdom                                                            21,351           14,315
      Other European Union                                                       1,189            1,702
      United States                                                                753              110
      Rest of the World                                                          1,699            1,143
                                                                         ----------------------------------
                                                                                24,992           17,270
      Less provisions                                                               (6)             (16)
                                                                         ----------------------------------
                                                                                24,986           17,254
      Trading business                                                          50,145           44,670
                                                                         ----------------------------------
      Total loans and advances to banks                                         75,131           61,924
                                                                         ----------------------------------


      Of the total loans and advances to banks, placings with banks were GBP66.7bn at 31st December 2004 (2003: GBP56.5bn). Placings with banks include reverse repos of GBP61.1bn (2003: GBP50.4bn). The majority of the placings have a residual maturity of less than one year.

                                  BARCLAYS PLC

2.    Loans and advances to customers

                                                                                  2004             2003
      Banking business - United Kingdom:                                          GBPm             GBPm
      Financial institutions                                                    11,947            7,721
      Agriculture, forestry and fishing                                          1,947            1,766
      Manufacturing                                                              6,282            5,967
      Construction                                                               2,476            1,883
      Property                                                                   7,933            6,341
      Energy and water                                                             936            1,286
      Wholesale and retail distribution and leisure                              9,751            8,886
      Transport                                                                  2,275            2,579
      Postal and communication                                                     454              476
      Business and other services                                               14,281           12,030
      Home loans1                                                               64,481           61,905
      Other personal                                                            23,313           21,905
      Overseas customers                                                         7,612            5,477
      Finance lease receivables                                                  5,406            5,587
                                                                         ----------------------------------
      Total United Kingdom                                                     159,094          143,809
                                                                         ----------------------------------

      Banking business - Overseas:
      Other European Union                                                      20,393           19,027
      United States                                                              7,984            3,573
      Rest of the World                                                          5,176            4,510
                                                                         ----------------------------------
                                                                                33,553           27,110
                                                                         ----------------------------------

      Total banking loans and advances to customers                            192,647          170,919
      Less provisions                                                           (2,760)          (3,012)
      Less interest in suspense                                                    (40)             (49)
                                                                         ----------------------------------
                                                                               189,847          167,858
      Trading business                                                          65,099           58,961
                                                                         ----------------------------------
      Total loans and advances to customers                                    254,946          226,819
                                                                         ----------------------------------


      1 Excludes commercial property mortgages


      Of the total loans and advances to customers, reverse repos were GBP58.3bn (2003: GBP50.0bn).

      The geographic presentation above is based on the office recording the transaction.

      The UK industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which the subsidiary operates even though the parent's predominant business may be in a different industry.

                                  BARCLAYS PLC

3.    Provision balances for bad and doubtful debts

      Movements in provisions for bad and doubtful debts                          2004             2003
                                                                                  GBPm             GBPm
      Provisions at beginning of year                                            3,028            2,998
      Acquisitions and disposals                                                    21               62
      Exchange and other adjustments                                               (34)             (18)
      Amounts written off (see below)                                           (1,595)          (1,474)
      Recoveries (see below)                                                       255              113
      Provisions charged against profit (see below)                              1,091            1,347
                                                                         ----------------------------------
      Provisions balance at end of year                                          2,766            3,028
                                                                         ----------------------------------

      Amounts written off

        United Kingdom                                                          (1,411)          (1,175)
        Other European Union                                                       (58)             (54)
        United States                                                              (71)            (215)
        Rest of the World                                                          (55)             (30)
                                                                         ----------------------------------
        Total amounts written off                                               (1,595)          (1,474)
                                                                         ----------------------------------

      Recoveries

        United Kingdom                                                             220               95
        Other European Union                                                         8                7
        United States                                                               15               10
        Rest of the World                                                           12                1
                                                                         ----------------------------------
        Total recoveries                                                           255              113
                                                                         ----------------------------------

      Provisions charged against profit

      New and increased specific provisions
        United Kingdom                                                           1,571            1,373
        Other European Union                                                        82               57
        United States                                                               67              118
        Rest of the World                                                           47               80
                                                                         ----------------------------------
                                                                                 1,767            1,628
                                                                         ----------------------------------
      Releases of specific provisions
        United Kingdom                                                            (153)            (151)
        Other European Union                                                       (17)             (13)
        United States                                                              (19)             (24)
        Rest of the World                                                          (22)              (7)
                                                                         ----------------------------------
                                                                                  (211)            (195)

      Recoveries                                                                  (255)            (113)
                                                                         ----------------------------------

      Net specific provisions charge                                             1,301            1,320
      General provision (release) / charge                                        (210)              27
                                                                         ----------------------------------
      Net charge to profit                                                       1,091            1,347
                                                                         ----------------------------------

                                  BARCLAYS PLC

      Total provisions for bad and doubtful debts at end of year comprise:

                                                                                  2004             2003
      Specific provisions                                                         GBPm             GBPm
        United Kingdom                                                           1,860            1,856
        Other European Union                                                       104               97
        United States                                                              128              121
        Rest of the World                                                          110              159
                                                                         ----------------------------------
      Total specific provisions                                                  2,202            2,233
      General provisions                                                           564              795
                                                                         ----------------------------------
                                                                                 2,766            3,028
                                                                         ----------------------------------


      The geographic analysis of provisions shown above is based on the location of the office recording the transaction.

                                  BARCLAYS PLC

4.    Potential credit risk loans

      The following table presents an analysis of potential credit risk loans (non-performing and potential problem loans). The geographical presentation is based on the location of the office recording the transaction, and the amounts are stated before deduction of the value of security held, specific provisions carried or interest suspended.

      Potential credit risk loans                                                   2004             2003
      Summary                                                                       GBPm             GBPm
      Non-accrual loans                                                            2,115            2,261
      Accruing loans where interest is being suspended with or without
      provisions                                                                     492              629
      Other accruing loans against which provisions have been made                   842              821
                                                                           ----------------------------------
                                                                                   3,449            3,711
      Accruing loans 90 days overdue, against which no provisions have
      been made                                                                      521              590
      Reduced rate loans                                                              15                4
                                                                           ----------------------------------
      Total non-performing loans                                                   3,985            4,305
      Potential problem loans                                                        756            1,327
                                                                           ----------------------------------
      Total potential credit risk loans                                            4,741            5,632
                                                                           ----------------------------------


      Geographical split                                                            2004             2003
      Non-accrual loans:                                                            GBPm             GBPm
        United Kingdom                                                             1,583            1,572
        Other European Union                                                         194              143
        United States                                                                249              383
        Rest of the World                                                             89              163
                                                                           ----------------------------------
        Total                                                                      2,115            2,261
                                                                           ----------------------------------

      Accruing loans where interest is being suspended with or without provisions:
        United Kingdom                                                               431              559
        Other European Union                                                          31               29
        United States                                                                  -                -
        Rest of the World                                                             30               41
                                                                           ----------------------------------
        Total                                                                        492              629
                                                                           ----------------------------------

      Other accruing loans against which provisions have been made:
        United Kingdom                                                               764              760
        Other European Union                                                          27               35
        United States                                                                 26                -
        Rest of the World                                                             25               26
                                                                           ----------------------------------
        Total                                                                        842              821
                                                                           ----------------------------------

                                  BARCLAYS PLC

                                                                                  2004             2003
      Accruing loans 90 days overdue, against which no provisions have            GBPm             GBPm
      been made:
        United Kingdom                                                             484              566
        Other European Union                                                        34               24
        United States                                                                1                -
        Rest of the World                                                            2                -
                                                                         ----------------------------------
        Total                                                                      521              590
                                                                         ----------------------------------

      Reduced rate loans:
        United Kingdom                                                               2                4
        Other European Union                                                         -                -
        United States                                                               13                -
        Rest of the World                                                            -                -
                                                                         ----------------------------------
        Total                                                                       15                4
                                                                         ----------------------------------

      Total non-performing loans:
        United Kingdom                                                           3,264            3,461
        Other European Union                                                       286              231
        United States                                                              289              383
        Rest of the World                                                          146              230
                                                                         ----------------------------------
        Total                                                                    3,985            4,305
                                                                         ----------------------------------

      Potential problem loans:
        United Kingdom                                                             648              989
        Other European Union                                                         -               23
        United States                                                               27              259
        Rest of the World                                                           81               56
                                                                         ----------------------------------
        Total                                                                      756            1,327
                                                                         ----------------------------------

      Total potential credit risk loans:
        United Kingdom                                                           3,912            4,450
        Other European Union                                                       286              254
        United States                                                              316              642
        Rest of the World                                                          227              286
                                                                         ----------------------------------
        Total                                                                    4,741            5,632
                                                                         ----------------------------------

      Provision coverage of non-performing loans1:                                   %                %
        United Kingdom                                                            72.4             74.2
        Other European Union                                                      55.6             71.4
        United States                                                             49.5             39.2
        Rest of the World                                                         95.9             83.9
                                                                         ----------------------------------
        Total                                                                     70.4             71.5
                                                                         ----------------------------------

      Provision coverage of total potential credit risk loans1:                      %                %
        United Kingdom                                                            60.4             57.7
        Other European Union                                                      55.6             65.0
        United States                                                             45.3             23.4
        Rest of the World                                                         61.7             67.5
                                                                         ----------------------------------
        Total                                                                     59.2             54.6
                                                                         ----------------------------------


      1 The geographical coverage ratios include an allocation of general provisions.

                                  BARCLAYS PLC

5.    Other assets

                                                                                  2004             2003
                                                                                  GBPm             GBPm
      Balances arising from off-balance sheet financial instruments (see
      note 9)                                                                   18,174           15,812
      Shareholders' interest in long term assurance fund                           610              478
      London Metal Exchange warrants and other metals trading positions
                                                                                   952            1,290
      Sundry debtors                                                             2,418            2,156
      Prepayments and accrued income                                             5,078            3,921
                                                                         ----------------------------------
                                                                                27,232           23,657
                                                                         ----------------------------------

6.    Other liabilities

                                                                                  2004             2003
                                                                                  GBPm             GBPm
      Obligations under finance leases payable                                     353              110
      Balances arising from off-balance sheet financial instruments (See
      note 9)                                                                   18,009           14,797
      Short positions in securities                                             53,714           49,934
      Current tax                                                                  584              497
      Sundry creditors                                                           3,905            4,159
      Accruals and deferred income                                               6,582            4,983
      Provisions for liabilities and charges                                     1,205            1,015
      Dividend                                                                   1,011              879
                                                                         ----------------------------------
                                                                                85,363           76,374
                                                                         ----------------------------------

                                  BARCLAYS PLC

7.    Legal proceedings

      Proceedings have been brought in the United States against a number of defendants including Barclays following the collapse of Enron. In each case the claims are against groups of defendants. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation. In addition, in respect of investigations relating to Enron, Barclays is continuing to provide information in response to enquiries by regulatory and governmental authorities in the U.S. and elsewhere including subpoenas from the U.S. Securities and Exchange Commission. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period.

      Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group.

8.    Contingent liabilities and commitments

                                                                                  2004              2003
      Contingent liabilities                                                      GBPm              GBPm
      Acceptances and endorsements                                                 303               671
      Guarantees and assets pledged as collateral security                      30,011            24,596
      Other contingent liabilities                                               8,245             8,427
                                                                         ----------------- ----------------
                                                                                38,559            33,694
                                                                         ----------------- ----------------
      Commitments
      Standby facilities, credit lines and other commitments                   134,051           114,847
                                                                         ----------------- ----------------

      Current year credit cards commitments have been calculated on a contractual basis rather than a modelled basis. Had this method been applied in 2003, reported commitments would have been increased by GBP5,899m to GBP120,746m.

                                  BARCLAYS PLC

9.    Derivatives

      The tables set out below analyse the contract or underlying principal amounts of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures.

      Foreign exchange derivatives                                                  2004             2003
      Contract or underlying principal amount                                       GBPm             GBPm
      Forward foreign exchange                                                   380,855          310,319
      Currency swaps                                                             274,568          207,364
      Other exchange rate related contracts                                      169,471          167,643
                                                                         ----------------------------------
                                                                                 824,894          685,326
                                                                         ----------------------------------
      Interest rate derivatives
      Contract or underlying principal amount
      Interest rate swaps                                                      5,412,935        2,944,310
      Forward rate agreements                                                    893,978          381,511
      OTC options bought and sold                                              1,726,745          842,631
      Other interest rate related contracts                                    3,267,233        2,051,161
                                                                         ----------------------------------
                                                                              11,300,891        6,219,613
                                                                         ----------------------------------

      Credit derivatives                                                         191,408           47,450
                                                                         ----------------------------------

      Equity, stock index and commodity derivatives
      Contract or underlying principal amount                                    321,035          171,939
                                                                         ----------------------------------


      Other exchange rate related contracts are primarily over the counter (OTC) options. Other interest rate related contracts are primarily exchange traded options, futures and swaps.

                                  BARCLAYS PLC

9.    Derivatives (continued)

      Derivatives entered into as trading transactions, together with any associated hedging thereof, are measured at fair value and the resultant profits and losses are included in dealing profits. The tables below summarise the positive and negative fair values of such derivatives, including an adjustment for netting where the Group has the ability to insist on net settlement which is assured beyond doubt, based on a legal right that would survive the insolvency of the counterparty. The fair values as set out below provide a more relevant economic assessment of the financial exposure than the nominal amounts.

                                                                                  2004             2003
      Positive fair values                                                        GBPm             GBPm
      Foreign exchange derivatives                                              20,066           17,129
      Interest rate derivatives                                                 63,177           51,776
      Credit derivatives                                                         1,446              798
      Equity, stock index and commodity derivatives                              9,385            4,721
      Effect of netting                                                        (69,919)         (55,030)
      Cash collateral meeting offset criteria                                   (5,981)          (3,582)
                                                                         ----------------------------------
                                                                                18,174           15,812
                                                                         ----------------------------------

      Negative fair values
      Foreign exchange derivatives                                              21,476           18,393
      Interest rate derivatives                                                 60,600           49,735
      Credit derivatives                                                         1,217              584
      Equity, stock index and commodity derivatives                             10,030            5,733
      Effect of netting                                                        (69,919)         (55,030)
      Cash collateral meeting offset criteria                                   (5,395)          (4,618)
                                                                         ----------------------------------
                                                                                18,009           14,797
                                                                         ----------------------------------

                                  BARCLAYS PLC

10.   Market risk

      The Group's policy is that the market risks associated with the Group's business activities are clearly identified, assessed and controlled within agreed limits and that the market risks arising from trading activities are concentrated in Barclays Capital.

      The Group uses a 'value at risk' measure as the primary mechanism for controlling market risk. Daily Value at Risk (DVaR) is an estimate of the potential loss which might arise from unfavourable market movements, if the current positions were to be held unchanged for one business day, measured to a confidence level of 98%. Daily losses exceeding the DVaR figure are likely to occur, on average, twice in every one hundred business days.

      Analysis of Barclays Capital's market risk exposures

      Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), increased in 2004. This was due mainly to interest rate opportunities taken in the first half of 2004 and an increase in credit spread positions. The latter increase was primarily the result of growing client flows in corporate bonds and credit derivatives. The increase in total DVaR is consistent with Barclays Capital's business expansion.

      DVaR

                                                       Twelve months to
                                                      31st December 2004
                                            Average            High1             Low1
                                               GBPm             GBPm             GBPm
      Interest rate risk                       25.0             53.6             15.1
      Credit spread risk                       22.6             32.9             16.0
      Foreign exchange risk                     2.4              7.4              0.9
      Equities risk                             4.2              7.9              2.2
      Commodities risk                          6.0             14.4              2.2
      Diversification effect                  (25.9)             n/a              n/a
                                      ---------------------------------------------------
      Total DVaR2                              34.3             46.8             24.0
                                      ---------------------------------------------------


                                                       Twelve months to
                                                      31st December 2003
                                            Average            High1             Low1
                                               GBPm             GBPm             GBPm
      Interest rate risk                       21.0             34.1             13.6
      Credit spread risk                       16.2             29.2              8.9
      Foreign exchange risk                     2.3              5.0              1.0
      Equities risk                             2.6              4.9              1.5
      Commodities risk                          4.4              7.0              2.2
      Diversification effect                  (20.6)             n/a              n/a
                                      ---------------------------------------------------
      Total DVaR2                              25.9             38.6             17.6
                                      ---------------------------------------------------


      1 The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

      2 The year-end Total DVaR for 2004 was GBP31.9m (2003: GBP37.2m).

                                  BARCLAYS PLC

                      CONSOLIDATED STATEMENT OF CHANGES IN
                               SHAREHOLDERS' FUNDS

                                                                                      2004             2003
                                                                                      GBPm             GBPm
At beginning of year                                                                16,374           15,146
Proceeds of shares issued (net of expenses)                                            114              149
Exchange rate translation differences                                                  (58)             (29)
Repurchase of ordinary shares                                                         (699)            (204)
Shares issued to the 2003 QUEST in relation to share option schemes for staff           (1)             (36)
Gain/(loss) arising from transactions with third parties                                13               (4)
ESOP trust shares allocated to staff                                                    (3)               -
Increase in Treasury shares and ESOP Shares                                            (53)             (52)
Profit retained                                                                      1,730            1,404
                                                                             ---------------- -----------------
At end of year                                                                      17,417           16,374
                                                                             ---------------- -----------------


Included  in  shareholders'  funds is share  capital  comprising  6,454m  (2003:
6,563m) ordinary shares of 25p each and 1m (2003:1m) staff shares of GBP1 each.



                 STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                      2004             2003
                                                                                      GBPm             GBPm
Profit attributable to the members of Barclays PLC                                   3,268            2,744
Exchange rate translation differences                                                  (33)              (4)
Gain/(loss) arising from transactions with third parties                                13               (4)
Joint ventures and associated undertakings                                             (30)             (22)
Other items                                                                              5               (3)
                                                                             ---------------- -----------------
Total gains and losses recognised in the period                                      3,223            2,711
                                                                             ---------------- -----------------

                                  BARCLAYS PLC

                    SUMMARY CONSOLIDATED CASH FLOW STATEMENT

                                                                                    2004             2003
                                                                                    GBPm             GBPm
Net cash inflow/(outflow) from operating activities                                6,089           (2,290)
Dividends received from joint ventures and associated undertakings                    15                7
Net cash outflow from returns on investment and servicing of finance                (671)            (620)
Tax paid                                                                            (690)            (910)
Net cash (outflow)/inflow  from capital expenditure and
financial investment                                                              (6,764)           1,432
Net cash outflow from acquisitions and disposals                                    (185)            (930)
Equity dividend paid                                                              (1,406)          (1,249)
                                                                           ----------------------------------
Net cash outflow before financing                                                 (3,612)          (4,560)
Net cash inflow from financing                                                     4,420            4,188
                                                                           ----------------------------------
Increase/(decrease) in cash                                                          808             (372)
                                                                           ----------------------------------


                                  BARCLAYS PLC

                                OTHER INFORMATION

Financial Summary                                  2004            2003           2002            2001            2000
                                                   GBPm            GBPm           GBPm            GBPm            GBPm
Profit before tax                                 4,603           3,845          3,205           3,425           3,392
Profit after tax                                  3,314           2,769          2,250           2,482           2,491
Total capital resources                          30,595          28,996         26,839          24,600          21,148

                                                      p               p              p               p               p
Earnings per ordinary share                        51.2            42.3           33.7            36.8            40.4
Fully diluted earnings per share issue             51.0            42.1           33.4            36.4            40.0
Dividends per ordinary share                       24.0            20.5          18.35           16.63            14.5
Net asset value per ordinary share                  270             250            230             217             198

Dividend payout ratio (%)                          46.9            48.5           54.5            45.2            35.9

Capital ratios:                                       %              %               %               %               %

Tier 1 ratio                                        7.6             7.9            8.2             7.8             7.2
Risk asset ratio                                   11.5            12.8           12.8            12.5            11.0

Performance ratios

Return on average shareholders' funds:                %               %              %               %               %

Pre-tax                                            26.7            23.6           21.0            23.9            33.8
Post-tax                                           19.2            17.0           14.7            17.4            24.8

Return on average total assets:

Pre-tax                                             0.7             0.8            0.7             0.9             1.1
Post-tax                                            0.5             0.6            0.5             0.6             0.8

Return on average weighted risk assets:

Pre-tax                                             2.2             2.1            1.9             2.2             2.6
Post-tax                                            1.6             1.5            1.4             1.6             1.9

Non interest income/total income:                  50.9            46.8           45.2            46.5            46.2

Operating expenses/total income:                   59.9            58.4           58.5            58.9            57.8


                                  BARCLAYS PLC

                                OTHER INFORMATION

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                                     Half-year
                                                              31.12.04        30.06.04         31.12.03         30.06.03
                                                                  GBPm            GBPm             GBPm             GBPm
Interest receivable                                              7,202           6,463            6,334            6,093
Interest payable                                                (3,701)         (3,122)          (2,966)          (2,857)
                                                         ------------------------------------------------- ----------------
Net interest income                                              3,501           3,341            3,368            3,236
                                                         ------------------------------------------------- ----------------
Net fees and commissions receivable                              2,588           2,378            2,233            2,030
Dealing profits                                                    687             806              524              530
Other operating income                                             317             327              293              197
                                                         ------------------------------------------------- ----------------
Total non-interest income                                        3,592           3,511            3,050            2,757
                                                         ------------------------------------------------- ----------------
Operating income                                                 7,093           6,852            6,418            5,993
                                                         ------------------------------------------------- ----------------
Administration expenses - staff costs                           (2,601)         (2,397)          (2,269)          (2,026)
Administration expenses - other                                 (1,532)         (1,226)          (1,312)          (1,092)
Depreciation                                                      (155)           (140)            (145)            (144)
Goodwill amortisation                                             (151)           (148)            (140)            (125)
                                                         ------------------------------------------------- ----------------
Operating expenses                                              (4,439)         (3,911)          (3,866)          (3,387)
                                                         ------------------------------------------------- ----------------
Operating profit before provisions                               2,654           2,941            2,552            2,606
Provisions for bad and doubtful debts                             (502)           (589)            (695)            (652)
Provisions for contingent liabilities and commitments               (2)              -                1                -
                                                         ------------------------------------------------- ----------------
Operating profit                                                 2,150           2,352            1,858            1,954
Profit from joint ventures and associated undertakings              42              14               19               10
Exceptional items                                                    -              45                5               (1)
                                                         ------------------------------------------------- ----------------
Profit on ordinary activities before tax                         2,192           2,411            1,882            1,963
Tax on profit on ordinary activities                              (614)           (675)            (509)            (567)
                                                         ------------------------------------------------- ----------------
Profit on ordinary activities after tax                          1,578           1,736            1,373            1,396
Minority interests (including non-equity interests)                (26)            (20)             (12)             (13)
                                                         ------------------------------------------------- ----------------
                                                         ------------------------------------------------- ----------------
Profit for the period attributable to the members  of            1,552           1,716            1,361            1,383
Barclays PLC
Dividends                                                       (1,010)           (528)            (883)            (457)
                                                         ------------------------------------------------- ----------------
Profit retained for the financial period                           542           1,188              478              926
                                                         ------------------------------------------------- ----------------

Earnings per ordinary share                                      24.5p           26.7p            21.0p            21.3p

Dividends per ordinary share:
Interim                                                              -           8.25p                -            7.05p
Final                                                           15.75p               -           13.45p                -


                                BARCLAYS BANK PLC

         BARCLAYS BANK PLC IS A WHOLLY OWNED SUBSIDIARY OF BARCLAYS PLC

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

The Directors report the following results of the Barclays Bank PLC Group for the year ended 31st December 2004:

                                                                                  2004             2003
Interest receivable:                                                              GBPm             GBPm
                                                                         ----------------------------------
Interest receivable and similar income arising from debt securities              2,414            2,384
Other interest receivable and similar income                                    11,251           10,043
                                                                         ----------------------------------
                                                                                13,665           12,427
Interest payable                                                                (6,823)          (5,823)
                                                                         ----------------------------------
Net interest income                                                              6,842            6,604
Fees and commissions receivable                                                  5,672            4,896
Less: fees and commissions payable                                                (706)            (633)
Dealing profits                                                                  1,493            1,054
Other operating income                                                             653              490
                                                                         ----------------------------------
Operating income                                                                13,954           12,411
                                                                         ----------------------------------
Administrative expenses - staff costs                                           (4,998)          (4,295)
Administrative expenses - other                                                 (2,758)          (2,404)
Depreciation                                                                      (295)            (289)
Goodwill amortisation                                                             (299)            (265)
                                                                         ----------------------------------
Operating expenses                                                              (8,350)          (7,253)
                                                                         ----------------------------------
Operating profit before provisions                                               5,604            5,158
                                                                         ----------------------------------
Provisions for bad and doubtful debts                                           (1,091)          (1,347)
Provisions for contingent liabilities and commitments                               (2)               1
                                                                         ----------------------------------
Provisions                                                                      (1,093)          (1,346)
                                                                         ----------------------------------
Operating profit                                                                 4,511            3,812
(Loss)/profit from joint ventures                                                   (3)               1
Profit from associated undertakings                                                 59               28
Profit on disposal/termination of businesses                                        45                4
                                                                         ----------------------------------
Profit on ordinary activities before tax                                         4,612            3,845
Tax on profit on ordinary activities                                            (1,289)          (1,076)
                                                                         ----------------------------------
Profit on ordinary activities after tax                                          3,323            2,769
Minority interests - equity                                                        (44)             (25)
                                                                         ----------------------------------
Profit attributable to shareholders                                              3,279            2,744
Profit attributable to non - equity shareholders                                    (2)               -
Dividends payable to Barclays PLC                                               (2,247)          (1,580)
                                                                         ----------------------------------
Profit retained for the financial year                                           1,030            1,164
                                                                         ----------------------------------

                                BARCLAYS BANK PLC

                           CONSOLIDATED BALANCE SHEET

                                                                                  2004             2003
Assets:                                                                           GBPm             GBPm
Cash and balances at central banks                                               1,753            1,726
Items in course of collection from other banks                                   1,772            2,006
Treasury bills and other eligible bills                                          6,658            7,177
                                                                         ----------------------------------
Loans and advances to banks - banking                                           24,986           17,254
                            - trading                                           50,145           44,670
                                                                         ----------------------------------
                                                                                75,131           61,924
                                                                         ----------------------------------
Loans and advances to customers - banking                                      189,847          167,858
                                - trading                                       65,099           58,961
                                                                         ----------------------------------
                                                                               254,946          226,819
Debt securities                                                                127,428           97,393
Equity shares                                                                   12,177            7,871
                                                                         ----------------------------------
Interests in joint ventures - share of gross assets                                147              266
                            - share of gross liabilities                          (119)            (208)
                                                                         ----------------------------------
                                                                                    28               58
Interests in associated undertakings                                               381              370
Intangible fixed assets                                                          4,295            4,406
Tangible fixed assets                                                            1,921            1,790
Other assets                                                                    22,307           19,835
Prepayments and accrued income                                                   5,078            3,921
                                                                         ----------------------------------
                                                                               513,875          435,296
Retail life-fund assets attributable to policyholders                            8,378            8,077
                                                                         ----------------------------------
Total assets                                                                   522,253          443,373
                                                                         ----------------------------------


                                BARCLAYS BANK PLC

                           CONSOLIDATED BALANCE SHEET

                                                                                       2004             2003
Liabilities:                                                                           GBPm             GBPm
                                                                              ---------------- ----------------
Deposits by banks - banking                                                          74,211           57,641
                  - trading                                                          36,813           36,451
                                                                              ---------------- ----------------
                                                                                    111,024           94,092
                                                                              ---------------- ----------------
Customer accounts - banking                                                         171,963          155,814
                  - trading                                                          45,755           29,054
                                                                              ---------------- ----------------
                                                                                    217,718          184,868
Debt securities in issue                                                             67,806           49,569
Items in course of collection due to other banks                                      1,205            1,286
Other liabilities                                                                    76,550           69,497
Balances due to Barclays PLC                                                             49               10
Accruals and deferred income                                                          6,582            4,983
Provisions for liabilities and charges - deferred tax                                   738              646
Provisions for liabilities and charges - other                                          467              369
Dividend payable to Barclays PLC                                                        977              869
Subordinated liabilities:
Undated loan capital - non-convertible                                                6,149            6,310
Dated loan capital - convertible to preference shares                                    15               17
Dated loan capital - non-convertible                                                  6,113            6,012
                                                                              ---------------- ----------------
                                                                                    495,393          418,528
                                                                              ---------------- ----------------
Shareholders' funds and minority interests
                                                                              ---------------- ----------------
Called up share capital                                                               2,316            2,302
Share premium account                                                                 6,531            5,743
Revaluation reserve                                                                      24               24
Profit and loss account                                                               9,400            8,416
                                                                              ---------------- ----------------
                                                                                     18,271           16,485
                                                                              ---------------- ----------------
Shareholders' funds - equity                                                         17,581           16,485
                    - non-equity                                                        690                -
                                                                              ---------------- ----------------
Minority interests  - equity                                                            211              283
                                                                              ---------------- ----------------
                                                                                     18,482           16,768
                                                                              ---------------- ----------------
                                                                                    513,875          435,296
Retail life-fund liabilities to policyholders                                         8,378            8,077
                                                                              ---------------- ----------------
Total liabilities and shareholders' funds                                           522,253          443,373
                                                                              ---------------- ----------------

Memorandum items
Contingent liabilities:
Acceptances and endorsements                                                            303              671
Guarantees and assets pledged as collateral security                                 30,011           24,596
Other contingent liabilities                                                          8,245            8,427
                                                                              ---------------- ----------------
                                                                                     38,559           33,694
                                                                              ---------------- ----------------
Commitments - standby facilities, credit lines and other                            134,051          114,847
                                                                              ---------------- ----------------

                                BARCLAYS BANK PLC

                                      NOTES

1.  Authorised share capital
    Ordinary shares
    The authorised ordinary share capital of Barclays Bank PLC, at 31st December 2004, was 3,000million (2003: 3,000million) ordinary shares of GBP1 each.

    Preference shares
    The authorised preference share capital of Barclays Bank PLC, at 31st December 2004, was 1,000 (2003: nil) preference shares of GBP1 each, 150million (2003: 150million) preference shares of US$0.01 each and 400,000 (2003: nil) preference shares of EUR100 each.

2.  Issued share capital
    Ordinary shares
    The issued ordinary share capital of Barclays Bank PLC, at 31st December 2004 comprised 2,309million (2003: 2,302million) ordinary shares of GBP1 each.

    The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC.

    Preference shares
    The issued preference share capital of Barclays Bank PLC, at 31 December 2004 comprised 1,000 (2003: nil) preference shares of GBP1 each and 100,000 (2003: nil) preference shares of EUR100 each. The sterling preference shares were issued on 31st December 2004 at nil premium. The euro preference shares were issued on 8th December 2004 for a consideration of EUR993.6million or (GBP688.4million), of which the nominal value was EUR10million and the balance was share premium.

3.  Staff numbers
    On a full time equivalent basis the total permanent and contract staff was 78,400 (2003: 74,800). Additionally, temporary and agency staff totalled 4,300 (2003: 4,100).

4.  Conversion to International Financial Reporting Standards in 2005
    By Regulation, the European Union (EU) has agreed that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. Barclays Bank PLC will comply with this Regulation, as part of a Groupwide implementation programme, details of which are discussed in the Results Announcement for Barclays PLC. The Group believes it is on track to meet all requirements for financial reporting in 2005.

5.  Commitments
    Current year credit card commitments have been calculated on a contractual basis rather than a modelled basis. Had this method been applied in 2003, reported commitments would have been increased by GBP5,899million to GBP120,746million.